SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

National Corporate Taxpayers Register of the Ministry of Finance CNPJ/MF No. 76.483.817/0001-20

State Registration No. 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

March / 2016

CONTENTS
FINANCIAL STATEMENTS		3
NOTES TO THE FINANCIAL STATEMENTS		12
1	Operations	12
2	Concessions and Authorizations	14
3	Basis of Preparation	16
4	Significant Accounting Policies	18
5	Cash and Cash Equivalents	18
6	Securities	19
7	Customers	20
8	CRC Transferred to the State of Paraná	21
9	Sectorial Financial Assets and Liabilities	22
10	Concession-related Accounts Receivable	26
11	Accounts Receivable Related to Concession Compensation	28
12	Other Credits	29
13	Taxes	29
14	Prepaid Expenses	33
15	Related Parties	34
16	Court Deposits	36
17	Investments	36
18	Property, plant and equipment	40
19	Intangibles
20	Social and Labor Liabilities	45
21	Suppliers	45
22	Loans and financing	47
23	Debentures	51
24	Post-employment benefits	52
25	Consumer Charges Due	54
26	Research and Development and Energy Efficiency	54
27	Accounts Payable Related to Concession	55
28	Other Accounts Payable	56
29	Provision for Litigation and Contingent Liabilities	56
30	Shareholders’ equity	65
31	Net Operating Revenues	66
32	Operating Costs and Expenses	71
33	Financial income	74
34	Operating segments	74
35	Financial Instruments	79
36	Related Party Transactions	90
37	Insurance	94
38	Subsequent Events	95
COMMENTS ON PERFORMANCE		96
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		104
REVIEW REPORT ON QUARTERLY INFORMATION		105

FINANCIAL STATEMENTS

Balance Sheets

as of March 31, 2016 and December 31, 2015

in thousands of Reais

ASSETS	Note	Parent Company		Consolidated
		03.31.2016	12.31.2015	03.31.2016	12.31.2015
CURRENT ASSETS
Cash and cash equivalents	5	23,218	25,653	1,160,439	1,480,727
Bonds and securities	6	173	168	334,090	406,274
Collaterals and escrow accounts		132	132	1,964	2,000
Trade accounts receivable	7	-	-	3,073,253	3,032,827
Dividends receivable		471,412	488,187	38,950	40,345
CRC transferred to the State Government of Paraná	8	114,281	111,663	114,281	111,663
Sectorial financial assets	9	-	-	387,928	910,759
Accounts receivable related to the concession	10	-	-	88,265	9,162
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	12,207	13,018	366,028	474,889
Inventories		-	-	141,251	131,018
Income Tax and Social Contribution	13.1	63,692	154,077	82,521	194,244
Other current recoverable taxes	13.3	63	-	72,862	70,725
Prepaid expenses	14	-	-	43,590	49,282
Receivable from Related parties	15	27,227	447	45,736	19,482
		712,405	793,345	5,951,158	6,933,397
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	171,133	91,117
Collaterals and escrow accounts	22.1	-	-	81,706	86,137
Trade accounts receivable	7	-	-	75,595	75,062
CRC transferred to the State Government of Paraná	8	1,277,004	1,271,579	1,277,004	1,271,579
Judicial deposits	16	267,593	267,411	763,899	719,927
Sectorial financial assets	9	-	-	-	134,903
Accounts receivable related to the concession	10	-	-	1,975,688	1,358,451
Accounts receivable related to the concession compensation	11	-	-	219,556	219,556
Other noncurrent receivables	12	-	-	36,462	31,614
Income Tax and Social Contribution	13.1	140,677	79,144	156,515	94,686
Deferred Income Tax and Social Contribution	13.2	115,891	100,919	835,252	537,562
Other noncurrent recoverable taxes	13.3	14	15	115,854	112,902
Prepaid expenses	14	-	-	21,628	25,493
Receivable from Related parties	15	268,537	297,237	167,566	192,803
		2,069,716	2,016,305	5,897,858	4,951,792
Investments	17	14,276,115	14,140,573	2,320,878	2,224,710
Property, Plant and Equipment, net	18	464	455	8,803,555	8,692,682
Intangible Assets	19	3,138	3,046	6,210,493	6,145,076
		16,349,433	16,160,379	23,232,784	22,014,260
TOTAL ASSETS		17,061,838	16,953,724	29,183,942	28,947,657

Notes are an integral part of this quarterly information.

Balance Sheets

as of March 31, 2016 and December 31, 2015 (continuation)

in thousands of Reais

LIABILITIES	Note	Parent Company		Consolidated
		03.31.2016	12.31.2015	03.31.2016	12.31.2015
CURRENT LIABILITIES
Payroll, social charges and accruals	20	4,781	15,436	258,919	258,401
Suppliers	21	5,567	2,602	1,536,069	1,613,126
Income Tax and Social Contribution Payable	13.1	-	-	214,542	311,916
Other taxes due	13.3	795	32,617	239,854	340,948
Loans and financing	22	105,132	61,788	356,911	308,558
Debentures	23	56,525	19,497	1,048,179	924,005
Dividend payable		310,020	310,020	333,848	346,007
Post-employment benefits	24	166	21	43,327	43,323
Customer charges due	25	-	-	199,360	277,458
Research and Development and Energy Efficiency	26	-	-	158,958	167,881
Accounts payable related to concession	27	-	-	269,319	61,786
Sectorial financial liabilities	9	-	-	42,662	-
Other accounts payable	28	971	232	146,593	135,709
		483,957	442,213	4,848,541	4,789,118
NONCURRENT LIABILITIES
Suppliers	21	-	-	5,923	5,923
Deferred Income Tax and Social Contribution	13.2	-	-	-	214
Other taxes due	13.3	1,591	1,466	248,819	257,273
Loans and financing	22	889,696	969,412	3,663,587	3,768,502
Debentures	23	996,884	996,590	2,751,116	2,759,923
Post-employment benefits	24	9,639	7,795	572,770	551,337
Research and Development and Energy Efficiency	26	-	-	256,989	231,112
Accounts payable related to concession	27	-	-	487,804	473,879
Sectorial financial liabilities	9	-	-	36,795	-
Other accounts payable	28	33	-	31,428	30,962
Provisions for legal claims	29	301,875	290,520	1,570,016	1,494,936
		2,199,718	2,265,783	9,625,247	9,574,061
EQUITY
Attributable to controlling shareholder's
Capital	30.1.1	6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments	30.1.2	1,156,864	1,177,372	1,156,864	1,177,372
Legal reserve		744,784	744,784	744,784	744,784
Profit retention reserve		5,413,572	5,413,572	5,413,572	5,413,572
Accumulated Profit		152,943	-	152,943	-
		14,378,163	14,245,728	14,378,163	14,245,728
Attributable to non-controlling interest	30.2	-	-	331,991	338,750
		14,378,163	14,245,728	14,710,154	14,584,478
TOTAL LIABILITIES & EQUITY		17,061,838	16,953,724	29,183,942	28,947,657

Notes are an integral part of this quarterly information.

Income Statements

for the quarters ended March 31, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		03.31.2016	03.31.2015	03.31.2016	03.31.2015
NET OPERATING REVENUES	31	-	-	3,073,638	4,237,102
OPERATING COSTS	32	-	-	(2,469,490)	(3,150,077)
GROSS PROFIT		-	-	604,148	1,087,025
Operational expenses / income
Selling expenses	32	-	-	(47,693)	(103,112)
General and administrative expenses	32	(23,662)	(23,677)	(151,419)	(139,820)
Other operational income (expenses)	32	(11,674)	(18,291)	(103,621)	(214,802)
Equity in earnings of investees	17	162,366	463,220	47,894	46,362
		127,030	421,252	(254,839)	(411,372)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		127,030	421,252	349,309	675,653
Financial results	33
Financial income		65,127	56,158	213,969	219,876
Financial expenses		(73,511)	(58,488)	(371,830)	(178,991)
		(8,384)	(2,330)	(157,861)	40,885
OPERATING PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		118,646	418,922	191,448	716,538
INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		-	(217)	(353,151)	(308,560)
Deferred		14,860	15,263	297,792	62,013
		14,860	15,046	(55,359)	(246,547)
NET INCOME		133,506	433,968	136,089	469,991
Attributed to controlling shareholders		-	-	133,506	433,968
Attributed to non-controlling interest	30.2	-	-	2,583	36,023
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.3	0.46596	1.51463	0.46596	1.51463
Class "A" Preferred shares	30.1.3	0.51277	1.66714	0.51277	1.66714
Class "B" Preferred shares	30.1.3	0.51255	1.66609	0.51255	1.66609

Notes are an integral part of this quarterly information.

Statements of Comprehensive Income

for the quarters ended March 31, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		03.31.2016	03.31.2015	03.31.2016	03.31.2015

NET INCOME		133,506	433,968	136,089	469,991
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities	30.1.2
Post employment benefits - equity		(854)	-	(854)	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	30.1.2	(329)	710	(329)	830
Taxes on other comprehensive income	30.1.2	112	(163)	112	(283)
Total comprehensive income, net of taxes		(1,071)	547	(1,071)	547
TOTAL COMPREHENSIVE INCOME		132,435	434,515	135,018	470,538
Attributed to controlling shareholders				132,435	434,515
Attributed to non-controlling interest				2,583	36,023

Notes are an integral part of this quarterly information.

Statement of Changes in Shareholders’ Equity

for the quarters ended March 31, 2016 and 2015

in thousands of Reais

	Note	Attributable to Parent Company						Shareholders equity
		Capital	Equity valuation adjustments		Profit reserves
									Attributable to non - controlling interests	Equity Consolidated
			Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit
Balance as of January 1, 2016		6,910,000	1,046,663	130,709	744,784	5,413,572	-	14,245,728	338,750	14,584,478
Net Income		-	-	-	-	-	133,506	133,506	2,583	136,089
Other comprehensive income
Losses on financial assets, net of taxes	30.1.2	-	-	(217)	-	-	-	(217)	-	(217)
Actuarial losses, net of taxes	30.1.2	-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income		-	-	(1,071)	-	-	133,506	132,435	2,583	135,018
Realization - deemed cost, net of taxes	30.1.2	-	(19,437)	-	-	-	19,437	-	-	-
Distribution of dividends with retained earnings	30.2	-	-	-	-	-	-	-	(9,342)	(9,342)
Balance as of March 31, 2016		6,910,000	1,027,226	129,638	744,784	5,413,572	152,943	14,378,163	331,991	14,710,154

Notes are an integral part of this quarterly information.

	Attributable to Parent Company							Shareholders equity	Attributable to non - controlling interests	Equity Consolidated
	Capital	Equity valuation adjustments		Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
		Cost assigned	Other comprehensive income
Balance as of January 1, 2015	6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income	-	-	-	-	-	-	433,968	433,968	36,023	469,991
Other comprehensive income
Gain on financial assets, net of taxes	-	-	547	-	-	-	-	547	-	547
Total comprehensive income	-	-	547	-	-	-	433,968	434,515	36,023	470,538
Realization - deemed cost, net of taxes	-	(30,682)	-	-	-	-	30,682	-	-	-
Deliberation of additional dividends proposed	-	-	-	-	-	-	-	-	(21,800)	(21,800)
Balance as of March 31, 2015	6,910,000	1,106,422	(159,593)	685,147	4,516,825	241,753	464,650	13,765,204	366,314	14,131,518

Notes are an integral part of this quarterly information.

Statements of Cash Flow

for the quarters ended March 31, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		03.31.2016	03.31.2015	03.31.2016	03.31.2015

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		133,506	433,968	136,089	469,991

Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and exchange variations - net		11,988	7,238	206,376	59,529
Remuneration of accounts receivable related to concession	10.1	-	-	(37,548)	(28,348)
Income tax and social contribution	13.4	-	217	353,151	308,560
Deferred income tax and social contribution	13.4	(14,860)	(15,263)	(297,792)	(62,013)
Equity in earnings of subsidiaries	17.1	(162,366)	(463,220)	(47,894)	(46,362)
Appropriation of acturial calculation of post-employment benefits	24.4	2,050	387	32,210	35,576
Appropriation of pension and healthcare contributions	24.4	1,373	1,570	34,498	33,067
Creation for research and development programs and energy efficiency	26.2	-	-	26,367	36,549
Sectorial financial assets and liabilities result	9.3	-	-	545,993	(354,493)
Depreciation and amortization	32	284	-	179,036	159,271
Net operational provisions and reversals	32.4	11,394	15,623	121,061	220,773
Impairment of accounts receivable related to concession	10.1	-	-	52	7,967
Loss on disposal of property, plant and equipment		-	-	2,673	12,423
Loss on disposal of intangible assets	19.2	-	-	9,674	13,000
		(16,631)	(19,480)	1,263,946	865,490

Decrease (increase) in assets
Trade accounts receivable		-	-	(58,023)	(654,472)
Dividends and interest on own capital received		42,151	414,981	3,652	1,664
CRC transferred to the Government of the State of Paraná	8.1	49,425	44,647	49,425	44,647
Judicial deposits		(182)	(237)	(43,972)	36,128
Net sectorial financial assets	9.3	-	-	206,453	-
Other receivables		811	(809)	103,087	(21,572)
Inventories		-	-	(10,233)	12,787
Income tax and social contribution		28,852	4,759	49,894	(1,295)
Other current taxes recoverable		(62)	-	(1,486)	2,422
Prepaid expenses		-	16	9,557	(13,411)
Related Parties		(526)	(24,381)	-	(23,150)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(10,655)	(298)	518	1,062
Suppliers		2,965	1,227	(151,080)	154,447
Other taxes		(31,697)	(5,230)	(109,548)	200,783
Post-employment benefits	24.4	(1,434)	(1,545)	(45,271)	(42,584)
Customer charges due		-	-	(78,098)	148,888
Research and development and energy efficiency	26.2	-	-	(19,015)	(19,862)
Payable related to the concession	27.3	-	-	(388,547)	(13,640)
Other accounts payable		772	3,309	11,350	75,841
Provisions for legal claims	29.1.1	(39)	-	(13,149)	(57,578)

CASH GENERATED BY OPERATING ACTIVITIES		63,750	416,959	779,460	696,595

Income tax and social contribution paid		-	(2,659)	(450,525)	(369,364)
Loans and financing - interest due and paid	22.4	(65,998)	(52,028)	(127,724)	(93,585)
Debentures - interest due and paid	23.2	(62)	(60)	(5,213)	(5,444)

NET CASH GENERATED IN OPERATING ACTIVITIES		(2,310)	362,212	195,998	228,202

(continued)

Statements of Cash Flow

for the quarters ended March 31, 2016 and 2015 (continuation)

in thousands of Reais

	Note	Parent Company		Consolidated
		03.31.2016	03.31.2015	03.31.2016	03.31.2015

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(5)	(4)	(3,365)	249,326
Additions in investments	17.1	(15)	(377,818)	(51,806)	(22,449)
Additions to property, plant and equipment		(13)	(23)	(218,174)	(286,072)
Customers contributions - property, plant and equipment		-	-	40	-
Additions to intangible assets	19.2	(92)	(263)	(187,739)	(253,523)
Customers contributions - intangible assets	19.2	-	-	23,953	57,346

NET CASH USED IN INVESTING ACTIVITIES		(125)	(378,108)	(437,091)	(255,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	-	-	455,095
Amortization of principal - loans and financing	22.4	-	-	(42,866)	(25,118)
Amortization of principal - debentures	23.2	-	-	(14,828)	(10,152)
Dividends and interest on own capital paid		-	(13)	(21,501)	(313)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		-	(13)	(79,195)	419,512

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(2,435)	(15,909)	(320,288)	392,342

Cash and cash equivalents at the beginning of the period	5	25,653	34,862	1,480,727	740,131
Cash and cash equivalents at the end of the period	5	23,218	18,953	1,160,439	1,132,473

CHANGE IN CASH AND CASH EQUIVALENTS		(2,435)	(15,909)	(320,288)	392,342

Notes are an integral part of this quarterly information.

Statements of Value Added

for the quarters ended March 31, 2016 and 2015

in thousands of Reais

VALUE ADDED TO DISTRIBUTE	Parent Company			Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015

Income
Sale of energy, services and other income	-	-	5,747,621	5,171,993
Construction income	-	-	390,542	395,499
Sectorial financial assets and liabilities result	-	-	(527,202)	560,885
Other income	-	-	2,064	1,566
Allowance for doubtful debts	-	-	(36,956)	(91,276)
	-	-	5,576,069	6,038,667
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,311,907	1,935,133
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	174,459	173,968
Materials, supplies and third parties services	2,674	2,083	165,882	178,267
Natural gas and supplies for gas operations	-	-	145,584	257,065
Construction costs	-	-	336,837	341,301
Loss / Recovery of assets	-	-	16,477	36,424
Other supplies	19,478	22,245	124,296	145,777
	22,152	24,328	2,275,442	3,067,935

( = ) GROSS ADDED VALUE	(22,152)	(24,328)	3,300,627	2,970,732

( - ) Depreciation and amortization	284	895	179,036	159,271

( = ) NET ADDED VALUE	(22,436)	(25,223)	3,121,591	2,811,461

( + ) Transferred added value
Financial income	65,127	56,158	213,969	219,876
Results from investment interests	162,367	463,925	47,893	47,064
Other Income	-	-	24,448	21,140
	227,494	520,083	286,310	288,080

	205,058	494,860	3,407,901	3,099,541

(continued)

Statements of Value Added

for the quarters ended March 31, 2016 and 2015 (continuation)

in thousands of Reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	03.31.2016%		03.31.2015%		03.31.2016%		03.31.2015%

Personnel
Remuneration and fees	6,535		9,897		201,215		179,802
Private pension and health plans	3,062		1,957		68,618		68,643
Meal and education assistance	505		864		28,306		25,167
Social security charges - FGTS	566		827		16,738		14,896
Labor indemnities (reversals)	22		14		3,912		1,874
Profit sharing	183		645		10,744		9,914
Transfers to property, plant and equipment in progres	-		(35)		(11,149)		(18,280)
	10,873	5.3	14,169	2.9	318,384	9.3	282,016	9.1

Government
Federal
Tax	(10,141)		(12,095)		496,025		638,907
Sectorial charges	-		-		847,089		562,903
State	-		-		1,224,824		918,126
Municipal	6		29		2,030		4,094
	(10,135)	(4.9)	(12,066)	(2.4)	2,569,968	75.4	2,124,030	68.5

Third Parties
Interest	70,483		58,387		373,239		214,431
Leasing and rent	331		402		9,140		8,447
Donations, subsidies and contributions	-		-		1,081		626
	70,814	34.5	58,789	11.9	383,460	11.3	223,504	7.2

Shareholders
Non controlling interests	-		-		2,583		36,023
Retained profits	133,506		433,968		133,506		433,968
	133,506	65.1	433,968	87.6	136,089	4.0	469,991	15.2

	205,058	100.0	494,860	100.0	3,407,901	100.0	3,099,541	100.0

Notes are an integral part of this quarterly information.

NOTES TO THE FINANCIAL STATEMENTS

for the quarter ended March 31, 2016

in thousands of Reais

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its principal place of business at Rua Coronel Dulcídio, 800, Curitiba - PR, a publicly-held mixed capital company controlled by the State of Paraná, whose shares are traded on the São Paulo Stock Exchange, on Corporate Governance Level 1 of the Special Segments Listing of the (BM&FBOVESPA), on the New York Stock Exchange (NYSE Euronext) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (linked to the Ministry of Mines and Energy), is to research, study, plan, build and explore the production, transformation, distribution and commercialization of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, natural gas and basic sanitation.

1.1        Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), jointly-controlled entities (1.1.2), affiliates (1.1.3) and joint operations (1.1.4).

1.1.1       Subsidiaries

03.31.2016	Headquarters	Main activity	Interest
			%	Investor

Copel Geração e Transmissão S. A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S. A.	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S. A.	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S. A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S. A. (Copel COM) (a)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S. A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S. A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S. A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S. A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S. A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S. A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S. A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S. A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S. A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S. A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S. A. (b)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D Água S. A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S. A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S. A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S. A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S. A. (b)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S. A. (b)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia

(a) As of February 03, 2016, the name of Copel Participações S. A w as changed to Copel Comercialização S. A. and the mainly object changed from control and management of interests to commercialization of energy and related services.
(b) Pre-operating stage.

1.1.2     Jointly-controlled entities

03.31.2016	Headquarters	Main activity	Interest
			%	Investor

Voltalia São Miguel do Gostoso I Participações S. A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S. A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S. A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S. A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S. A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S. A. (a)	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S. A. (a)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S. A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S. A.	Curitiba/PR	Interest in sew age treatment	49.0	Copel COM

(a) Pre-operating stage.

1.1.3     Affiliates

03.31.2016	Headquarters	Main activity	Interest %
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	7.6252
Dona Francisca Energética S. A.	Agudo/RS	Electric Pow er	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	35.77
Carbocampel S. A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	30.0
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0
Escoelectric Ltda.	Curitiba/PR	Services	40.0
Sercomtel S. A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0

(a) Pre-operating stage.
(b) Investment reduced to zero in 2013 due to the impairment tests.

1.1.4     Joint operations (consortiums)

Joint operations	Interest (%)	Other consortium members	Interest (%)
UHE Mauá	51.0	Eletrosul Centrais Elétricas S. A.	49.0
UHE Baixo Iguaçu	30.0	Geração Céu Azul S. A (Neoenergia)	70.0
Consórcio Tapajós	13.8	Centrais Elétricas Brasileiras S.A - Eletrobrás	13.8
		Centrais Elétricas do Norte do Brasil S. A - Eletronorte	10.2
		Construções e Comércio Camargo Corrêa S. A.	6.7
		Electricité de France S. A - EDF	9.3
		Cemig Geração e Transmissão S. A.	13.8
		Endesa Brasil S. A.	10.8
		GDF SUEZ Energy Latin America Participações Ltda.	10.8
		Neoenergia Investimentos S. A.	10.8

2         Concessions and Authorizations

2.1         Concession/authorization agreements of Copel’s equity interests:

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel Distribuição	Contract 046/1999 (a)	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Foz do Chopim	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
Dois Saltos	Authorization 5204/2015	30	04.22.2045
Paraná Gás	PART-T-300_R12 4861-. 0000.99/2014-00 - ANP	30	05.15.2045

(a) Extension of the concession by signing the on 12.09.2015, the 5th addendum to the Concession Agreement 046/1990.
(b) Subsidiaries of Voltália São Miguel do Gostoso I Participações S. A.

2.2         Concession/authorization agreements of Copel Geração e Transmissão and its equity interests:

Copel Geração e Transmissão		Interest %	Maturity
Generation concession 045/1999
TTP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	05.23.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - UEE Palmas		100	09.28.2029
Dispatch 182/2002 - SHP Melissa, SHP Pitangui and SHP Salto do Vau (a)		100	-
Generation Concession 001/2007 - HPP Mauá		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (b)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Use of Public Property Concession - 002/2012 - PP Baixo Iguaçu (c)		30	08.19.2047
Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha (d)		100	10.12.2025
HPP Chaminé (d)		100	08.16.2026
HPP Derivação do Rio Jordão (d)		100	11.15.2029
HPP Cavernoso (d)		100	01.07.2031
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5373/2015 - HPP Chopim I (a)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (b)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (b)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3.257/2011 - WPP GE Jangada (b)	100	01.04.2042
Maria Helena	Resolution 3.259/2011 - WPP GE Maria Helena (b)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (b)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3.256/2011 - WPP Dreen Guajiru (b)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3.258/2011 - WPP Dreen Cutia (b)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (e)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (e)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (e)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (e)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (e)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (e)	100	08.03.2050

(a)	Only register w ith ANEEL.
(b)	Building under construction.
(c)	As of 10.10.2014 the 1st amendment to the MME Concession Agreement no 002/2012 w as signed formalizing the transfer of part of the HPP Baixo Iguaçu Concession to Copel Geração e Transmissão.
(d)	Pow er plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime.
(e)	Beginning of construction in 2016.

Copel Geração e Transmissão		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 - Transmission facilities several joint ventures (a)		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (b)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte (b); Substation 230/20138 kV Curitiba Norte (b)		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (b); Substation Realeza 230/20138 kV - Pátio novo 230 kV (b)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (b)		100	09.04.2044
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 Kv; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho (b); Transmission line 500 kV Paranaíta - Claúdia (b);	49	05.09.2042
	Substation Claúdia 500 kV (b); Transmission line 500 kV Claúdia - Paranatinga (b); Substation Paranatinga 500 kV (b);
	Transmission line 500 kV Paranatinga - Ribeirãozinho (b)
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II (b);	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte (b); Transmission line 500 Rio Verde Norte - Marimbondo II (b);
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II (b);
	Substation Marimbondo II 500 kV (b)
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas (b);	24,5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (b); Transmission line 500 kV Luziânia - Pirapora 2 (b)
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (b); Transmission line 500 kV Itatiba - Bateias (b);	50,1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (b); Transmission line 500 kV Araraquara 2 - Fernão Dias (b);
	Substation Santa Bárbara do D'Oeste 440 kV (b); Substation Itatiba 500 kV (b);
	Substation 500/440 kV Fernão Dias (b)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (b)	49	09.04.2044

(a) Concession postponed through 3rd amendment to concession contract 060/2001.
(b) Buildings under construction.

3         Basis of Preparation

3.1         Declaration of compliance

The quarterly information consists of the individual financial information of the parent company and consolidated financial information prepared in accordance with the International Financial Reporting Standards - IFRS), issued by the International Accounting Standards Board - IASB and also in accordance with the accounting practices adopted in Brazil (BR GAAP), which include the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC, approved by the Brazilian Securities Commission - CVM and by the Federal Accounting Council - CFC.

The quarterly information is being presented bearing in mind the provisions of CPC 21 (R1) and IAS 34 – Interim Information. Consequently, certain information shown in the notes to the financial statements for the year ended December 31, 2015 and which was not subject to modification in first quarter of 2016, is not shown. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2015, available on the sites of the CVM and Copel.

Management warrants that all proprietary material information shown in the individual and consolidated quarterly information, and it alone, is being evidenced, and that it corresponds to that used in managing the company.

Authorization to issue the quarterly information was given by the Finance and Investor Relations Office on May 11, 2016.

3.2         Functional and presentation currency

The quarterly information is shown in Reais, which is the Company’s functional currency. The financial information has been rounded up to the nearest thousand, unless otherwise indicated.

3.3         Measurement base

The quarterly information was prepared based on historical cost, with the exception of the following material items recognized in the balance sheets:

•         non-derivative financial instruments shown at fair value through income, are measured at fair value;

•         the financial assets available for sale are measured at fair value;

•         the investments in subsidiaries (in the parent company’s individual financial statements), in jointly-controlled entities and in affiliates are measured at the equity method; and

•         The net amount of the pension plan liability is recognized at the present value of the actuarial obligation, calculated by a hired actuary, minus the fair value of the plan’s assets.

3.4         Use of estimates and judgments

In preparing this quarterly information, the management used judgments, estimates and assumptions that affect how the accounting policies are applied and the reported amounts of the assets, liabilities, revenues and expenses of Copel and its subsidiaries. The actual results may differ from these estimates.

The estimates and assumptions are continually revised. The revised estimates are recognized on a prospective basis.

Information about the use of estimates and judgments involving the application of the accounting policies adopted that represent effects on the amounts recognized in the quarterly information are the same as those disclosed in Note 3.4 to the financial statements as of December 31, 2015.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those shown in Note 4 to the financial statements as of December 31, 2015.

5         Cash and Cash Equivalents

	Parent Company		Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Cash and bank accounts	235	126	163,960	167,724
Financial investments w ith immediate liquidity	22,983	25,527	996,479	1,313,003
	23,218	25,653	1,160,439	1,480,727

These include cash holdings, demand deposits and highly liquid short-term financial investments redeemable within 90 days from the date they were made. These financial investments are shown at cost plus the earnings received and bear an insignificant risk of a change in value.

The financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and repo transactions characterized by the sale of securities with a commitment by the seller (Bank) to repurchase them from the buyer for re-sale in the future. The average remuneration on the investments is the variance in the Interbank Deposit Certificate (CDI) rate.

6         Bonds and Securities

	Level		Consolidated
Category	Note 35.1	Index	03.31.2016	12.31.2015
Securities available for sale
Committed Operation	2	Fixed rate	48,730	48,085
Bank Certificates of Deposit - CDB	2	CDI	47,322	45,996
Quotas in Funds	2	CDI	70,851	64,368
Financial Treasury Bills - LFT	1	Selic	2,706	2,623
Quotas in Funds	1	CDI	108	105
			169,717	161,177
Securities held for trading
Multimarket Fund	2	CDI	110,371	111,760
Quotas in Funds	2	CDI	81,719	100,282
Committed Operation	2	Fixed rate	81,492	88,594
Financial Bills	2	CDI	45,919	26,025
Bank Certificates of Deposit - CDB	2	CDI	6,106	-
Time Deposits w ith Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	2	Selic	4,686	4,515
National Treasury Bills - LTN	1	CDI	2,744	2,563
Housing credit	2	CDI	2,316	2,316
Debentures	2	-	145	157
Treasury	1	CDI	8	2
			335,506	336,214
			505,223	497,391
		Current	334,090	406,274
		Noncurrent	171,133	91,117

Copel and its subsidiaries hold securities that pay variable interest rates. The term of these securities varies from 1 to 60 months, as from the end of the reporting period. None of these assets has matured or presents problems with impairment at the close of the quarter.

7         Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 03.31.2016	Total 12.31.2015
Customers
Residential	294,616	235,944	58,884	589,444	593,803
Industrial	256,974	65,336	35,926	358,236	386,777
Commercial	253,916	75,643	34,159	363,718	377,310
Rural	60,593	28,835	4,338	93,766	81,772
Public Entities	39,423	13,788	12,811	66,022	66,919
Public lighting	36,406	95	120	36,621	40,599
Public service	38,189	1,478	1,670	41,337	42,985
Unbilled	610,865	-	-	610,865	648,455
Energy installments plan (7.1)	123,298	15,291	21,978	160,567	130,589
Low income subsidy - Eletrobras	12,498	-	-	12,498	12,351
Other receivables	79,044	36,176	34,862	150,082	141,481
	1,805,822	472,586	204,748	2,483,156	2,523,041
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	110,714	15,091	6,514	132,319	147,809
Bilateral contracts	100,761	14,496	25	115,282	94,961
CCEE (7.2)	76,237	74,825	271,164	422,226	434,523
Unbilled	46,307	-	-	46,307	49,431
Quota system and Reimbursement to generators	13,050	1,362	1,478	15,890	4,158
	347,069	105,774	279,181	732,024	730,882
Charges from using transmission grid	88,344	4,523	6,342	99,209	83,171
Telecommunications	13,700	17,270	32,150	63,120	49,766
Gas distribution	53,267	2,360	3,829	59,456	60,715
Allow ance for doubtful accounts (7.3)	-	-	(288,117)	(288,117)	(339,686)
	2,308,202	602,513	238,133	3,148,848	3,107,889
Current				3,073,253	3,032,827
Noncurrent				75,595	75,062

7.1         Payment of debits under installment plans

The balances of debit installment plans are at present value, bearing in mind the amount to be discounted, the realization dates, the settlement dates and the discount rate, which ranges from 0.11% to 3.00%.

7.2         CCEE

Of the balance shown, the most significant amounts are: R$164,429 which refers to Araucária HPP and R$209,338 which refers to Copel Geração e Transmissão, of which R$181,560 derive from energy sales to be reprocessed by the Electricity Trading Chamber - CCEE, from January to May 2015, as a result of a request to Aneel to exclude responsibility in the delivery of energy to fulfill the commercialization contracts of Colíder HPP (Note 18.4). Of the outstanding balance of these two companies, R$119,743 was received on April 19, 2016 while R$72,464 is expected to be received on May 20, 2016.

7.3         Provision for loan losses

Consolidated	Balance as of January 1, 2016	Additions	Reversal of write offs	Balance as of March 31, 2016
Customers
Residential	104,167	24,575	(57,894)	70,848
Industrial	42,176	4,162	(11,252)	35,086
Commercial	48,385	5,116	(16,885)	36,616
Rural	1,827	886	(1,529)	1,184
Public Entities	10,651	143	(16)	10,778
Public lighting	81	-	-	81
Public service	607	88	-	695
	207,894	34,970	(87,576)	155,288
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	10,141	559	-	10,700
	129,806	559	-	130,365
Telecommunications	191	344	-	535
Gas distribution	1,795	157	(23)	1,929
	339,686	36,030	(87,599)	288,117

7.3.1     CCEE

In 2015, a PCLD of R$119,665 was recorded referring to the differences between the selling price of energy under the commercialization contracts of Colíder HPP and the Difference Settlement Price – PLD – negotiated with the CCEE. The Company is awaiting a definition by Aneel regarding the request for review of the schedule for this plant to come on stream, so as to possibly reverse this provision.

8         CRC Transferred to the State Government of Paraná

Under the fourth addendum signed on January 21, 2015, the Company renegotiated with the State Government of Paraná, the balance at December 31, 2004 of the Income Accounts to be Offset - CRC, of R$1,197,404, in 244 installments recalculated using the price amortization system, restated using the General Price Index - Internal Availability - IGP-DI, plus interest of 6.65% p.a., which are received on a monthly basis, the first installment maturing on January 30, 2005, and the others in subsequent and consecutive maturity dates.

The State Government of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are guaranteed by dividends.

8.1         Changes to the CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2016	111,663	1,271,579	1,383,242
Interest	22,179	-	22,179
Monetary variations	163	35,126	35,289
Transfers	29,701	(29,701)	-
Amortizations	(49,425)	-	(49,425)
Balance as of March 31, 2016	114,281	1,277,004	1,391,285

8.2         Maturity dates of the long-term installments

Parent Company and Consolidated	03.31.2016
2017	92,530
2018	130,534
2019	139,215
2020	148,473
2021	158,348
2022	168,879
After 2022	439,025
1,277,004

9         Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities refer to the Portion A Cost Variation Account (CVA) and other financial components representing the non-manageable costs in the tariff cycle without proper tariff cover. These account balances represent the positive and negative variance between the projected and actual amounts, and are restated using an index determined by the Aneel and transferred in the next tariff adjustment.

9.1         Breakdown of the balances of sectorial financial assets

Consolidated	Current		Noncurrent
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Sectorial financial assets - Electricity rate adjustment
recoverable 2015
Part A
Charges for using the transmission system - basic grid	34,890	69,781	-	-
Electricity purchased for resale - Itaipu	-	-	-	-
ESS	(100,322)	(200,644)	-	-
CDE	85,504	171,008	-
Proinfa	(592)	(1,185)	-	-
CVA Energ	182,639	365,276	-	-
Transport of energy purchased from Itaipu	1,429	2,859	-	-
Other financial components	-	-	-	-
Deferral IRT 2013	71,812	143,624	-	-
Deferral IRT 2014	162,002	324,003	-	-
Extraordinary Tariff Review	(89,882)	(179,763)	-	-
Overcontracting	39,389	78,778	-	-
Neutrality	(3,944)	(7,888)	-	-
Financial exposure	4,961	9,922	-	-
Guarantees	42	84	-	-
	387,928	775,855	-	-
Sectorial financial assets - Electricity rate adjustment
recoverable 2016
Part A
Charges for using the transmission system - basic grid	-	3,615	-	3,615
Electricity purchased for resale - Itaipu	-	349,704	-	349,704
ESS	-	(69,255)	-	(69,255)
CDE	-	231,052	-	231,052
Proinfa	-	(40)	-	(40)
CVA Energ	-	(190,070)	-	(190,071)
Transport of energy purchased from Itaipu	-	2,432	-	2,432
Other financial components
Extraordinary Tariff Review	-	(264,423)	-	(264,423)
Overcontracting	-	20,999	-	20,999
Neutrality	-	36,266	-	36,266
Abrace	-	10,228	-	10,228
Financial exposure	-	4,396	-	4,396
	-	134,904	-	134,903
	387,928	910,759	-	134,903

9.2         Breakdown of the sectorial financial liabilities

Consolidated	Current		Noncurrent
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Part A
Charges for using the transmission system - basic grid	760	-	253	-
Electricity purchased for resale - Itaipu	(581,627)	-	(193,875)	-
ESS	130,046	-	43,349	-
CDE	(261,261)	-	(87,087)	-
Proinfa	(12,139)	-	(4,047)	-
CVA Energ	473,194	-	157,732	-
Transport of energy purchased from Itaipu	(5,250)	-	(1,750)	-
Other financial components
Overcontracting	(38,176)	-	(12,726)	-
Extraordinary Tariff Review	409,546	-	136,515	-
Neutrality	(64,881)	-	(21,627)	-
Abrace	(15,810)	-	(5,270)	-
Financial exposure	8,260	-	2,753	-
	42,662	-	14,220	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Financial components
Overcontracting	-	-	(25,213)	-
Financial exposure	-	-	28,591	-
	-	-	3,378	-
Sectorial financial liabilities - Tariff Review 2020
Financial components
Tariff returns	-	-	19,197	-
	-	-	19,197	-
	42,662	-	36,795	-

9.3         Changes to the net sectorial financial assets and liabilities

	Balance as of January 1, 2016	Operating revenues		Financial results Updating	Rate flags	Balance as of March 31, 2016
		Constitution	Amortization
Part A
Charges for using the transmission system - basic grid	77,011	(8,324)	(37,275)	2,465	-	33,877
Electricity purchased for resale - Itaipu (9.3.1)	699,408	53,591	-	22,503	-	775,502
ESS	(339,154)	38,389	107,137	(15,383)	(64,706)	(273,717)
CDE (9.3.2)	633,112	(127,455)	(91,357)	19,552	-	433,852
Proinfa	(1,265)	15,811	639	409	-	15,594
CVA Energ (9.3.3)	(14,865)	(97,692)	(195,032)	1,049	(141,747)	(448,287)
Transport of energy purchased f rom Itaipu	7,723	1,977	(1,528)	257	-	8,429
Other financial components
Overcontracting	120,776	34,084	(39,389)	33	-	115,504
Deferral IRT (9.3.4)	467,627	-	(233,813)	-	-	233,814
Extraordinary Tariff Review	(708,609)	-	89,882	(17,216)	-	(635,943)
Neutrality (9.3.5)	64,644	11,281	3,944	2,695	-	82,564
Abrace (9.3.6)	20,456	-	-	624	-	21,080
Financial exposure	18,714	(47,069)	(4,961)	(1,327)	-	(34,643)
Guarantees	84	-	(42)	-	-	42
Tariff returns (9.3.7)	-	(18,791)	-	(406)	-	(19,197)
	1,045,662	(144,198)	(401,795)	15,255	(206,453)	308,471

9.3.1     Electricity Purchased for Resale - Itaipu

Power from Itaipu HPP is sold in quotas to concessionaires in the southern, southeastern and Midwestern regions of Brazil, according to their markets. On March 31, 2016, the Company recognized R$53,591 as the variance in the cost of acquiring electricity, and R$22,503 as exchange rate variance arising from the adjustment to the price of energy from Itaipu and exchange rate differences.

9.3.2     Energy Development Account - CDE

The balance outstanding on March 31, 2016 represents the difference between the CDE quotas - Use, Energy and Account-ACR validated by the Aneel and paid on a monthly basis (Note 31.6) that exceed the regulatory quota envisaged in the energy tariff.

9.3.3     Electricity Purchased for Resale – CVA Energia

The CVA Energy account was offset by the proceeds received from the Tariff Flags during 2015 and 2016, and the funds in the ACR Account covering the period from November to December 2014, transferred in March 2015, according to Aneel Dispatch No. 733/2015.

On December 1, 2015, Aneel approved Normative Resolution No. 689, as amended by Normative Resolution No. 700/2016, covering the methodology in cases of positive balances in the Flags Account, which stipulates that flag surpluses are allocated to the distributor for appropriation to consumers under subsequent tariff processes, bearing in mind the provision in March 2016, and may be offset during the following verifications in the Flags Account until the next tariff adjustment.

9.3.4     Deferral of tariff adjustments

The partial deferrals refer to tariff adjustments in 2013 and 2014, in accordance with Ratification Resolutions No. 1541/2013 and No. 1740/2014, respectively. On March 31, 2016, the restated deferred amount for 2013 is R$71,812 while the deferment for 2014 is R$162,002, making a total of R$233,814 to be amortized in 2016.

9.3.5     Neutrality

The Neutrality of Portion A represents the estimated recoverable portion of the sectorial charges not received under the current tariff (billed revenue), given the reduction in consumption experienced in the period. The Company has recognized, in income for March 31, 2016, R$17,920 referring to the neutrality of Portion A.

9.3.6     Abrace

Under Ratification Resolution No. 1986/2015, Aneel defined the tariffs for members of the Brazilian Association of Large Industrial Consumers of Energy and Free Consumers - Abrace who, as a result of a court ruling, were granted a suspension on payment of part of the CDE charge, reflected in the reduction in revenue, and the charge-free portion of the associates will be prorated among the other consumers during the next tariff cycle.

9.3.7     Tariff rebates

Aneel Dispatch No. 245, dated January 28, 2016, ruled that the new amounts arising from Excess Demand and Reactive Surplus must be appropriated to Sectorial Financial Liabilities commencing January 1, 2016, restated on a monthly basis, and will only begin to be amortized when the 5th Periodic Tariff Review Cycle is approved.

10      Accounts Receivable Related to the Concession

10.1       Changes to the accounts receivable related to the concession

		Noncurrent assets
	Current assets	Assets	Special liabilities	Consolidated
Balance as of January 1, 2016	9,162	1,434,161	(75,710)	1,367,613
Bonus from the grant (10.3)	-	574,827	-	574,827
Capitalization of intangible assets in progress (Note 19.1)	-	3,997	-	3,997
Transfers to intagible - Extension of Copel Distribuição s Concession (Note 19.1)	-	2,230	-	2,230
Transfers from current to noncurrent	98,069	(98,069)	-	-
Transfers to electricity grid use charges - customers	(18,966)	-	-	(18,966)
Transfer from property, plant and equipment	-	(1,065)	-	(1,065)
Monetary variations	-	9,026	-	9,026
Remuneration	-	37,548	-	37,548
Construction income	-	88,795	-	88,795
Loss on disposal	-	(52)	-	(52)
Balance as of March 31, 2016	88,265	2,051,398	(75,710)	2,063,953

10.2       Distribution concession agreement

On December 9, 2015, the Company signed the Fifth Addendum to Concession Agreement No. 46/1999, extending the effectiveness period until July 7, 2045, according to the Dispatch of the Ministry of Mines and Energy, dated November 9, 2015, on the grounds of Law No. 12783/2013 and Decree No. 7805/2012 and Decree No. 8461, dated June 2, 2015.

The Fifth Addendum to the Concession Agreement imposes covenants involving economic and financial efficiency, as well as quality. Non-compliance with the conditions for two consecutive years, or with any limits at the end of the first five-year period, will lead to the extinguishment of the concession. Commencing in the sixth year following the signing of the agreement, non-compliance with quality or economic and financial management criteria, for three consecutive years, will result in forfeiture proceedings being opened. Furthermore, failure to meet the global targets for collective continuity indicators over two consecutive years, or three times in five years, may result in limits being imposed on the distribution of dividends or equity interest payments, while non-compliance with economic and financial sustainability indicators will result in the need for a capital injection by the majority shareholders.

 The table below shows the targets defined for Copel Distribuição in the first five years of renewal:

		Quality (Limit Established) (a)
Year	Economic and Financial Management	DECi (b)	FECi (b)
2016		13.61	9.24
2017	EBITDA ≥ 0	12.54	8.74
2018	EBITDA (-) QRR ≥ 0 (c)	11.23	8.24
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (c) (d)	10.12	7.74
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (c) (d)	9.83	7.24

(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of
Interruption Caused by Internal Source per Consumer Unit.
(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical
Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.
(d) Selic: limited to 12.87% p.y.

On account of the extension to the effectiveness of the concession agreement, the amount of R$4,056,355 was reclassified from Accounts receivable related to the concession to Intangible Assets, as it refers to the portion of the investment that will be recovered from tariff receivables during the concession period on account of energy consumption by consumers of the public electricity utility.

The balance of Accounts receivable related to the concession involving the distributor’s concession agreement is shown at fair value, and receipt thereof is assured by the compensation from the granting authority upon reversal of these assets when the concession expires.

10.3       Bonus from the grant of concession agreements under the quota system

On January 1, 2016, the Company entered into a 30-year concession agreement under the system of allocation of quotas of its physical guarantee of energy and power, in accordance with Law No. 12783/2013, with payment of the Bonus from the Grant - BO, amounting to R$574,827, stipulated by Resolution No. 2 the National Energy Policy Council - CNPE, dated September 18, 2015 and in the Aneel Invitation to Bid No. 12/2015.

The granting authority auctioned the grant of the concession by contracting of electricity generation services, at the lowest sum total of the cost of the Generation Assets Management - GAG and the Return on the Bonus from the Grant - RBO, which comprise the Company’s remuneration, referred to as Annual Generation Revenue - RAG.

The Company has classified the payment of the Bonus from the Grant as a financial asset by virtue of it being a receivable tied to the concession agreement, consisting of the Return on the Bonus from the Grant, assured by the granting authority for the duration of the concession and with no demand risk. This financial asset has no active market and its cash flow is fixed and ascertainable; therefore, it has been classified as “loans and receivables”, initially estimated based on the respective fair value and subsequently measured at amortized cost, calculated using the effective interest rate method.

10.4       Commitments involving transmission concessions

Commitments assumed with suppliers of equipment and services referring to the following projects:

Transmission Lines and Substations	Balance
Contract 010/2010 - Transmission Line Araraquara 2 - Taubaté	301,058
Contract 005/2014 - TL 230 kV Bateias - Curitiba Norte and SE 230 kV Curitiba Norte	47,001
Contract 021/2014 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	39,382
Contract 022/2014 - TL 500 kV Londrina - Assis	96,613

11       Accounts Receivable Related to the Concession Compensation

Copel Geração e Transmissão received an amount agreed with the granting authority for extending transmission concession agreement No. 060/2001, exclusively for the part involving the compensation of the assets that came on stream in May 2000, referred to as the Basic Network - New Facilities - RBNI.

Of the amounts receivable from part of the compensation for the electricity transmission assets of the Existing Basic Network System - RBSE and for the connecting facilities and Other Transmission Facilities - RPC, also referring to concession agreement No. 060/2001, Copel Geração e Transmissão filed a fairness opinion on these assets with Aneel, on March 31, 2015. In June 2015, Aneel inspected the Company to validate the information, consequently arriving at the amount recoverable, which may be subject to adjustments based on compensation. The balance on the books at March 31, 2016 is R$160,217.

The opinion of Copel Geração e Transmissão, prepared in accordance with Aneel Normative Resolution No. 589/2013, amounts to R$882,300, equivalent to the investments at the New Replacement Value - VNR, adjusted for the depreciation accumulated up to December 31, 2012. Copel Geração e Transmissão is awaiting approval of the opinion, and the regulation by Aneel, of MME Ordinance No. 120, dated April 20, 2016, which stipulated that the amount be incorporated into the Regulatory Remuneration base - BRR of transmission concessionaires as from the 2017 tariff process.

With regard to generation assets, and as a result of the expiry of the Rio dos Patos, GPS and Mourão I HPP concessions, Copel Geração e Transmissão depreciated the plants up to the expiry dates of the concessions, and reclassified them to Accounts Receivable Related to Concession Compensation at the residual book value in Property, Plant And Equipment. The balance on the books on March 31, 2016 is R$59,339. This amount will be offset with the amount of the compensation to be defined by the granting authority.

Copel Geração e Transmissão submitted to Aneel, in a timely manner, its interest in receiving the amount recoverable. Proof of having made the respective investments was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in Aneel Normative Resolution No. 596/2013.

The balances on the books as of December 31, 2015 showed no movement in the first quarter de 2016.

12      Other Current Receivables

		Parent Company		Consolidated
		03.31.2016	12.31.2015	03.31.2016	12.31.2015
Services in progress (a)		11.016	11.013	126.898	128.336
Advance payments to suppliers (b)		5	5	48.527	95.765
CDE Transfer (12.1)		-	-	39.914	119.010
Advance payments to employees		895	1.798	37.496	24.660
Decommissioning in progress		-	-	32.065	31.159
Advance for severance estate		-	-	27.741	20.277
Other receivables		291	202	89.849	87.296
		12.207	13.018	402.490	506.503
	Current	12.207	13.018	366.028	474.889
	Noncurrent	-	-	36.462	31.614

(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and
Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose, in compliance w ith the applicable regulations.
(b) Refers to advances to suppliers provided on contractual clauses.

12.1       CDE Transfer

The purposes of the CDE (Note 31.5.1) include providing resources for subsidizing the discounts applied to the tariffs for use of the electricity distribution systems.

The amount to be transferred to Copel Distribuição was sanctioned by Aneel under Resolution No. 1.763/2014, and amended by Resolutions No. 1858, of February 27, 2015, and No. 1897, of June 16, 2015.

The balance at December 31, 2015 refers to the portions of October and December 2015, received in January 2016, while the balance at March 31, 2016 refers to the portion of March 2016, received in April 2016.

13       Taxes

13.1       Income tax and social contribution

	Parent Company		Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Current assets
IR and CSLL paid in advance	63,692	174,987	219,650	517,206
IR and CSLL to be offset against liability	-	(20,910)	(137,129)	(322,962)
	63,692	154,077	82,521	194,244
Noncurrent assets
IR and CSLL paid in advance	140,677	79,144	156,515	94,686
	140,677	79,144	156,515	94,686
Current liabilities
IR and CSLL due	-	-	351,671	613,278
IR and CSLL to be offset against asset	-	-	(137,129)	(301,362)
	-	-	214,542	311,916

13.2       Deferred income tax and social contribution

13.2.1   Changes in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2016	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2016
Noncurrent assets
Provisions for legal claims	98,779	3,861	-	102,640
Amortization - concession	18,918	95	-	19,013
Tax losses and negative tax basis	6,050	9,571	-	15,621
Provision for financing	3,457	-	-	3,457
Allow ance for doubtful debts	1,478	-	-	1,478
CPC 33 effects - employee benef its	1,304	-	-	1,304
Others	6,163	776	-	6,939
	136,149	14,303	-	150,452
(-) Noncurrent liabilities		43	-
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,850	-	(112)	5,738
CPC 08 effects - transaction costs	4,083	(557)	-	3,526
	35,230	(557)	(112)	34,561
Net	100,919	14,860	112	115,891

Deloitte Touche Tohmatsu

Consolidated	Balance as of January 1, 2016	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2016
Noncurrent assets
Provisions for legal claims	456,316	23,016	-	479,332
Private pension and health plans	256,071	7,183	-	263,254
CPC 01 effects - impairment of assets	252,026	2,016	-	254,042
Provision for energy purchases	184,471	(12,215)	-	172,256
Provision of Research and Development	116,671	7,361	-	124,032
Allow ance for doubtful debts	125,941	(17,741)	-	108,200
Receivement injunction GSF	41,308	24,049	-	65,357
Amortization - concession	39,539	1,148	-	40,687
Social security contributions - injunction on judicial deposit	36,758	2,211	-	38,969
ICPC 01 effects - concession contracts	38,009	(7,920)	-	30,089
Provision for profit sharing	25,825	3,377	-	29,202
Provision for tax losses	17,426	676	-	18,102
Tax losses and negative tax basis	6,050	9,571	-	15,621
Rate flag	16,486	(6,684)	-	9,802
CPC 33 ef fects - employee benef its	1,580	-	-	1,580
Others	44,706	3,005	-	47,711
	1,659,183	39,053	-	1,698,236
(-) Noncurrent liabilities
CPC 27 effects - deemed cost	539,190	(10,013)	-	529,177
Sectoral f inancial assets	355,525	(250,645)	-	104,880
ICPC 01 effects - concession contracts	91,126	2,347	-	93,473
CPC 33 ef fects - employee benef its	56,700	-	-	56,700
Provisions for negative goodw ill	25,297	-	-	25,297
Deferment of capital gains	11,320	-	-	11,320
CPC 38 effects - financial instruments	5,849	-	(112)	5,737
Capitalization of financial charges	5,357	-	-	5,357
Others	31,471	(428)	-	31,043
	1,121,835	(258,739)	(112)	862,984
Net	537,348	297,792	112	835,252
Assets presented in the Statement of Financial Position	537,562			835,252
(-) Liabilities presented in the Statement of Financial Position	(214)			-
Net	537,348			835,252

13.3       Other taxes recoverable and payable

	Parent Company			Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015

Current asset
Recoverable ICMS (VAT)	-	-	70,186	66,475
Recoverable PIS/Pasep and Cofins taxes	63	30	71,926	76,810
PIS/Pasep and Cofins to be offset against liabilities	-	(30)	(69,872)	(73,162)
Other recoverable taxes	-	-	622	602
	63	-	72,862	70,725
Noncurrent assets
Recoverable ICMS (VAT)	-	-	19,966	20,386
PIS/Pasep and Cofins taxes	-	-	62,581	59,209
Other recoverable taxes	14	15	33,307	33,307
	14	15	115,854	112,902
Current liabilities
ICMS (VAT) payable	-	-	122,513	143,561
PIS/Pasep and Cofins payable	706	32,578	122,803	163,840
PIS/Pasep and Cofins to be offset against assets	-	(30)	(69,872)	(73,162)
IRRF on JSCP	-	20,910	-	71,662
IRRF on JSCP to be offset against IR and CSLL assets	-	(20,910)	-	(21,600)
Ordinary financing of taxes w ith the federal tax authorities	-	-	54,919	45,586
Other taxes	89	69	9,491	11,061
	795	32,617	239,854	340,948
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,591	1,466	114,823	108,278
Ordinary financing of taxes w ith the federal tax authorities	-	-	132,828	148,153
Other taxes	-	-	1,168	842
	1,591	1,466	248,819	257,273

13.4       Reconciliation of the provision for income tax and social contribution

	Parent Company		Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Income before IRPJ and CSLL	118,646	418,922	191,448	716,538
IRPJ and CSLL (34%)	(40,340)	(142,433)	(65,092)	(243,623)
Tax effects on:
Equity in income	55,205	157,495	16,284	15,763
Dividends	(5)	(16)	-	-
Non deductible expenses	-	-	(4,656)	(3,197)
Tax incentives	-	-	4,056	240
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(1,887)	(2,223)
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(4,064)	(26,960)
Others	-	-	-	13,453
Current IRPJ and CSLL	-	(217)	(353,151)	(308,560)
Deferred IRPJ and CSLL	14,860	15,263	297,792	62,013
Effective rate - %	-12.5%	-3.6%	28.9%	34.4%

14      Prepaid Expenses

Consolidated		03.31.2016	12.31.2015
Risk premium - GSF renegotiation (Note 14.1)		40,483	48,653
Others		24,735	26,122
		65,218	74,775
	Current	43,590	49,282
	Noncurrent	21,628	25,493

14.1       Risk Premium - GSF Renegotiation

Hydroelectric generators, strongly affected by the low levels of the reservoirs resulting from the rainfall shortage in recent years, were taken into account by the granting authority on December 8, 2015 with the enactment of Law No. 13203, which permitted the renegotiation of the hydrological risk borne by the hydroelectric generating agents participating in the MRE, effective January 1, 2015.

Aneel Normative Resolution No. 684/2015 set out the criteria for consent and the other conditions for renegotiating the hydrological risk of hydroelectric generation by the participants in the Energy Reallocation Mechanism - MRE. Renegotiation in the Regulated Market - ACR involved the transfer of hydrological risk to consumers by payment of a risk premium by the generator to the Centralized Account for Tariff Flag Funds - CCRBT, while renegotiation in the Free Market - ACL took place by contracting Reserve Energy levels.

On December 23, 2015, after analyzing the renegotiation conditions on the ACR and ACL, Copel Geração e Transmissão and Elejor filed requests for renegotiation of the hydrological risk only on the ACR of the Mauá, Foz do Areia, Santa Clara and Fundão HPPs, approved in Aneel Dispatches No. 84/2016 and No. 43/2016, respectively.

In accordance with the Hydrological Risk Renegotiation Instrument and the regulations mentioned, the subsidiaries became entitled to partially recover the cost of the MRE (Generation Scaling Factor - GSF) of 2015, amounting to R$33.55 per average MW in the case of the SP100 product class, referring to risk premium contracted by them.

As of December 31, 2015, Copel Geração e Transmissão and Elejor recognized in income for the year, as Recovered Cost of Electricity Purchase under Renegotiation of the GSF, the amount of R$134.620, as shown below:

Power Plant	Physical guarantee (Average MW )	Eligible amount of energy (Average MW )	Amortization period of prepaid expenses	Grant extension period (intangible asset)	Asset value to recover as renegotiation of GSF	Value of prepaid expenses to amortize with future risk premium	Value of intangible assets amortization over the concession period
Mauá	100.827	97.391	01.01.2016 to 06.30.2020	not applicable	28,623	28,623	-
Foz do Areia	576,000	226.705	01.01.2016 to 12.31.2016	05.24.2023 to 09.17.2023	66,628	17,222	49,406
Santa Clara e Fundão	135,400	134.323	01.01.2016 to 04.22.2019	10.25.2036 to 05.28.2037	39,369	30,326	9,043
		458.419			134,620	76,171	58,449

As of March 31, 2016, the balances of the assets and liabilities are shown as follows:

Consolidated	03.31.2016	12.31.2015
Risk premium - current asset	19.008	23.313
Risk premium - noncurrent asset	21.475	25.340
Intangible	30.080	30.807
Liability deduction w ith CCEE	55.161	55.160
	125.724	134.620
Risk premium to be amortized	68.002	76.171
Grant extension period	57.722	58.449

15      Related Parties

		Parent Company			Consolidated
		03.31.2016	12.31.2015	03.31.2016	12.31.2015
Controlling shareholders
State of Paraná (15.1)		167,566	167,566	187,048	187,048
Subsidiaries
Copel Renováveis - Structure Sharing		684	312	-	-
Copel Comercialização - Structure Sharing		290	135	-	-
Copel Distribuição (15.2)		100,970	104,434	-	-
Joint Ventures
Voltalia São Miguel do Gostoso (15.3)		26,254	-	26,254	-
		295,764	272,447	213,302	187,048
	Current	27,227	447	45,736	19,482
	Noncurrent	268,537	297,237	167,566	192,803

15.1       State of Paraná

15.1.1   Credit referring to the Luz Fraterna (Brotherly Light) Program, R$153,300

Transfers of credit rights from Copel Distribuição, to Copel, from the Luz Fraterna account were suspended commencing in the second half of 2015, taking into account Decree No. 2789, dated November 13, 2015, which created the possibility of using presumed ICMS credits to liquidate the invoices involving this program.

15.1.2   Credit referring to projects of the 2014 FIFA World Cup, R$14,266

Under Redir 2199, dated July 28, 2014, the Executive Board of Copel approved the transfer of credit rights involving mobility projects for the 2014 FIFA World Cup concluded by Copel Distribuição under the responsibility of the State of Paraná.

Aneel Dispatch No. 4483, dated October 14, 2015, endorsed the operation, which led to the signing of a Credit Assignment Instrument transferring the rights from Copel Distribuição to Copel.

15.1.3   Credit referring to the Morar Bem (Live Well) Program, R$19,482

The Morar Bem Program in Paraná, created by Decree No. 2845/2011, is an arrangement between the State of Paraná, Companhia de Habitação do Paraná – Cohapar (the State Housing Company) and Copel Distribuição, under the management of Cohapar. Copel’s primary responsibilities under the arrangement involve the construction of electricity distribution networks and service entrances of the consumer units in the housing estates.

15.2       Copel Distribuição - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries when they were founded in 2001. Nevertheless, as the agreements on the transfers to the respective subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded at the parent company.

The balance with Copel Distribuição refers to STN financing STN transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel Distribuição (Note 22).

15.3       Voltalia São Miguel do Gostoso Participações S.A. - Loan

A loan agreement was signed on May 14, 2015 between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), retroactive to February 6, 2015, for R$29,400, with a term of 2 years and remuneration at 111.5% of the CDI rate, for the purpose of providing working capital to finance the borrower’s activities and business. Voltalia repaid R$7,805 in 2015

In the first quarter of 2016, financial revenue of R$918 was recorded (R$413 in the first quarter of 2015).

16      Judicial Deposits

		Parent Company		Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Taxes claims	266,878	266,692	464,818	457,449
Labor claims	322	330	198,317	169,194
Civil
Suppliers	-	-	2,828	2,828
Civil	393	389	83,070	75,788
Easements	-	-	7,797	7,715
Customers	-	-	3,744	3,628
	393	389	97,439	89,959
Others	-	-	3,325	3,325
	267,593	267,411	763,899	719,927

17      Investments

17.1       Changes in investments

Parent Company
	Balance as of January 1, 2016	Equity	Equity valuation adjustments	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Balance as of March 31, 2016
Subsidiaries
Copel Geração e Transmissão	6,905,421	165,217	-	-	-	-	7,070,638
Copel Distribuição	5,603,673	(39,147)	-	-	-	-	5,564,526
Copel Telecomunicações	508,874	11,169	-	-	-	-	520,043
Copel Renováveis	17,889	(4,388)	-	-	-	-	13,501
Copel Comercialização	252,074	7,655	(375)	-	-	-	259,354
UEG Araucária (17.2)	171,648	(2,864)	-	-	-	-	168,784
Compagás (17.2)	150,818	3,884	-	-	-	-	154,702
Elejor (17.2)	51,800	3,996	-	-	-	(21,798)	33,998
Elejor - concession rights	15,270	-	-	-	(188)	-	15,082
	13,677,467	145,522	(375)	-	(188)	(21,798)	13,800,628
Joint Ventures					-
Voltalia São Miguel do Gostoso I (17.3)	72,249	579	-	-	-	-	72,828
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(92)	-	11,415
Paraná Gás	106	(21)	-	-	-	-	85
	83,862	558	-	-	(92)	-	84,328
Associates
Sanepar (17.4)	311,679	11,111	(479)	-	-	-	322,311
Dona Francisca Energética (17.4)	32,234	2,656	-	-	-	-	34,890
Foz do Chopim Energética (17.4)	15,574	2,799	-	-	-	(3,578)	14,795
Carbocampel	1,539	(1)	-	-	-	-	1,538
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	4	-	-	-	-	207
Escoelectric	269	(283)	-	15	-	-	1
	361,618	16,286	(479)	15	-	(3,578)	373,862
Other investments
Finam	755	-	(188)	-	-	-	567
Finor	179	-	(56)	-	-	-	123
Investco S. A.	9,447	-	-	-	-	-	9,447
Other investments	7,245	-	(85)	-	-	-	7,160
	17,626	-	(329)	-	-	-	17,297
	14,140,573	162,366	(1,183)	15	(280)	(25,376)	14,276,115

Consolidated			Equity	Investiment/	Proposed
	Balance as of		valuation	Advance for future	dividends		Balance as of
January 1, 2016		Equity	adjustments	capital increase	and JCP	Amortization	March 31, 2016
Joint Ventures (17.3)
Dominó Holdings	242,652	8,692	(375)	-	-	-	250,969
Voltalia São Miguel do Gostoso I	72,249	579	-	-	-	-	72,828
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(92)	-	11,415
Paraná Gás	106	(21)	-	-	-	-	85
Costa Oeste	32,631	1,913	-	-	-	-	34,544
Marumbi	75,914	4,632	-	2,400	-	-	82,946
Transmissora Sul Brasileira	67,563	(110)	-	-	-	-	67,453
Caiuá	51,271	621	-	-	-	477	52,369
Integração Maranhense	104,286	291	-	1,569	-	840	106,986
Matrinchã	697,912	10,416	-	31,574	-	-	739,902
Guaraciaba	298,794	2,935	-	-	-	4	301,733
Paranaíba	100,726	2,719	-	7,291	-	-	110,736
Mata de Santa Genebra	26,903	(2,534)	-	-	-	-	24,369
Cantareira	60,105	1,475	-	8,957	-	-	70,537
	1,842,619	31,608	(375)	51,791	(92)	1,321	1,926,872
Associates
Sanepar (17.4)	311,679	11,111	(479)	-	-	-	322,311
Dona Francisca Energética (17.4)	32,234	2,656	-	-	-	-	34,890
Foz do Chopim Energética (17.4)	15,574	2,799	-	-	-	(3,578)	14,795
Carbocampel	1,539	(1)	-	-	-	-	1,538
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	4	-	-	-	-	207
Escoelectric	269	(283)	-	15	-	-	1
	361,618	16,286	(479)	15	-	(3,578)	373,862
Other investments
Finam	755	-	(188)	-	-	-	567
Finor	179	-	(56)	-	-	-	123
Investco S. A.	9,447	-	-	-	-	-	9,447
Assets for future use	1,652	-	-	-	-	-	1,652
Other investments	8,440	-	(85)	-	-	-	8,355
	20,473	-	(329)	-	-	-	20,144
	2,224,710	47,894	(1,183)	51,806	(92)	(2,257)	2,320,878

17.2       Financial statements of the subsidiaries with minority shareholders’ interest

03.31.2016	Compagás	Elejor	UEG Araucária
ASSETS	477,084	728,117	893,154
Current assets	92,707	68,996	523,715
Noncurrent assets	384,377	659,121	369,439
LIABILITIES	477,084	728,117	893,154
Current liabilities	130,638	173,221	31,448
Noncurrent liabilities	43,109	506,327	17,785
Equity	303,337	48,569	843,921
STATEMENT OF INCOME
Operating revenues	159,842	60,426	55,752
Operating costs and expenses	(146,936)	(22,146)	(75,045)
Financial results	(1,079)	(29,638)	4,974
Income tax and social contribution	(4,211)	(2,932)	-
Net income	7,616	5,710	(14,319)
Other comprehensive income	-	-	-
Total comprehensive income	7,616	5,710	(14,319)

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	(23)	8,742	(27,508)
Cash flow s from investiment activities	(5,036)	(168)	(5,148)
Cash flow s from financing activities	(4,676)	(15,153)	(100,000)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(9,735)	(6,579)	(132,656)
Cash and cash equivalents at the beginning of the period	29,321	41,655	132,854
Cash and cash equivalents at the end of the period	19,586	35,076	198
CHANGE IN CASH AND CASH EQUIVALENTS	(9,735)	(6,579)	(132,656)

17.3       Complete balances of the groups of assets, liabilities and earnings of the jointly-controlled entities

	Dominó		Costa		Transmis-		Integração				Mata de	Canta-
	(a)	Voltalia	Oeste	Marumbi	sora Sul	Caiuá	Maranhense	Matrinchã	Guaraciaba	Paranaíba	Santa	reira
03.31.2016					Brasileira						Genebra
ASSETS	530,699	148,851	109,977	169,637	705,160	235,628	474,125	2,334,196	1,139,969	1,116,711	660,790	163,467
Current assets	16,380	560	12,288	8,399	59,463	22,400	40,097	29,388	38,064	32,191	82,211	6,162
Cash and cash equivalents	2,661	119	6,917	582	29,574	1,755	324	1,461	34,240	27,677	74,343	6,129
Other current assets	13,719	441	5,371	7,817	29,889	20,645	39,773	27,927	3,824	4,514	7,868	33
Noncurrent assets	514,319	148,291	97,689	161,238	645,697	213,228	434,028	2,304,808	1,101,905	1,084,520	578,579	157,305

LIABILITIES	530,699	148,851	109,977	169,637	705,160	235,628	474,125	2,334,196	1,139,969	1,116,711	660,790	163,467
Current liabilities	18,516	222	8,906	13,670	46,268	26,185	74,795	107,297	451,308	57,304	600,683	4,508
Financial liabilities	-	-	3,071	4,460	22,351	7,343	13,132	47,788	417,078	19,889	476,091	-
Other current liabilities	18,516	222	5,835	9,210	23,917	18,842	61,663	59,509	34,230	37,415	124,592	4,508
Noncurrent liabilities	-	-	33,336	55,285	321,627	102,565	188,989	876,089	72,879	607,424	11,466	33,283
Financial liabilities	-	-	29,629	46,793	316,215	75,304	123,478	600,059	-	564,592	-	-
Advance for future capital increas	-	-	-	3,000	-	-	8,000	159,195	-	-	-	18,279
Other noncurrent liabilities	-	-	3,707	5,492	5,412	27,261	57,511	116,835	72,879	42,832	11,466	15,004
Equity	512,183	148,629	67,735	100,682	337,265	106,878	210,341	1,350,810	615,782	451,983	48,641	125,676

STATEMENT OF INCOME
Net operating income	-	-	5,244	10,748	11,776	4,727	6,839	142,123	98,238	92,292	179,637	17,912
Operating costs and expenses	(252)	(26)	(488)	(3,921)	(1,364)	(530)	(2,289)	(95,759)	(81,420)	(62,413)	(166,877)	(15,876)
Financial results	270	1	(690)	(565)	(10,867)	(1,624)	(2,580)	(14,175)	(13,699)	(13,065)	(20,442)	328
Equity in income of subsidiaries	17,723	1,208	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	(3)	-	(315)	(473)	(96)	(1,572)	(1,377)	(10,932)	2,871	(5,717)	2,624	647
Net income	17,738	1,183	3,751	5,789	(551)	1,001	593	21,257	5,990	11,097	(5,058)	3,011
Other comprehensive income	(765)	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	16,973	1,183	3,751	5,789	(551)	1,001	593	21,257	5,990	11,097	(5,058)	3,011
(a) Balances adjusted to accounting practices

17.4       Complete balances of the groups of assets, liabilities and earnings of the principal affiliates

03.31.2016	Sanepar (a)	Dona Francisca	Foz do Chopim
ASSETS	8,326,237	159,783	48,878
Current assets	784,156	24,273	11,034
Noncurrent assets	7,542,081	135,510	37,844
LIABILITIES	8,326,237	159,783	48,878
Current liabilities	774,731	7,109	2,034
Noncurrent liabilities	3,324,591	1,179	5,479
Equity	4,226,915	151,495	41,365
STATEMENT OF INCOME
Net operating income	806,624	17,639	10,269
Operating costs and expenses	(561,325)	(5,693)	(2,255)
Financial income (expense)	(27,859)	274	209
Income tax and social contribution	(71,719)	(689)	(395)
Net income (loss)	145,721	11,531	7,828
Other comprehensive income	(6,287)	-	-
Total comprehensive income	139,434	11,531	7,828
(a) Balances adjusted to accounting practices

18      Property, Plant and Equipment

The Company and its subsidiaries record under property, plant and equipment the assets used in the administrative and commercial facilities, and those used for generating electricity and for telecommunications services. It should be stressed that the investments in electricity transmission and distribution and the distribution of piped gas are recorded under financial assets and/or under intangible assets, in accordance with CPC 04 and OCPC 05.

When the IFRS were initially adopted, property, plant and equipment were shown at fair value, with recognition of their attributed cost.

As per sections 63 and 64 of Decree No. 41019/1957 and section 19 of Decree No. 2003/1996 that regulate public electricity services and their production by independent producers, it is stipulated that the assets and facilities used primarily in generating electricity are linked to the service granted, and cannot be removed, divested, assigned or given as mortgage security without prior and express approval from the Regulatory Body. Aneel Normative Resolution No. 691/2015, however, enshrined the delinking of assets of public electricity service concessions and independent producers, granting prior approval for the delinking of unserviceable assets to the concession when intended for divestment, stipulating that the proceeds of the divestment be deposited in an escrow account for application in the concession.

18.1       Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2016	Cost	depreciation	12.31.2015
In service
Reservoirs, dams and aqueducts	7,614,786	(4,821,555)	2,793,231	7,621,081	(4,787,437)	2,833,644
Machinery and equipment	5,737,705	(2,828,649)	2,909,056	5,704,333	(2,776,182)	2,928,151
Buildings	1,655,102	(1,077,903)	577,199	1,653,693	(1,068,430)	585,263
Land	278,076	(10,150)	267,926	277,996	(9,416)	268,580
Vehicles and aircraft	63,281	(43,123)	20,158	63,101	(42,861)	20,240
Furniture and tools	16,995	(10,796)	6,199	16,910	(10,578)	6,332
(-) Concession extension reclassification (Note 11)	(1,462,686)	1,385,674	(77,012)	(1,462,686)	1,381,495	(81,191)
(-) Provision for impairment (a)	(15,096)	-	(15,096)	(15,096)	-	(15,096)
(-) Special Obligations	(52)	-	(52)	(14)	-	(14)
	13,888,111	(7,406,502)	6,481,609	13,859,318	(7,313,409)	6,545,909
In progress
Cost	3,026,250	-	3,026,250	2,851,078	-	2,851,078
(-) Provision for impairment (a)	(704,304)	-	(704,304)	(704,305)	-	(704,305)
	2,321,946	-	2,321,946	2,146,773	-	2,146,773
	16,210,057	(7,406,502)	8,803,555	16,006,091	(7,313,409)	8,692,682
(a) Refers to concession assets for electricity generation.

18.2       Change in property, plant and equipment

		Additions/
Consolidated	Balance as of	Reversal of		Loss on		Balance as of
	January 1, 2016	provisions	Depreciation	disposal	Transfers	March 31, 2016
In service
Reservoirs, dams and aqueducts	2,830,290	-	(36,384)	(577)	(3,236)	2,790,093
Machinery and equipment	2,855,110	-	(47,298)	(1,311)	33,196	2,839,697
Buildings	581,554	-	(9,210)	-	1,410	573,754
Land	267,623	-	(734)	-	82	266,971
Vehicles and aircraft	20,205	-	(458)	(62)	444	20,129
Furniture and tools	6,236	-	(213)	(1)	90	6,112
(-) Provision for impairment	(15,095)	-	-	-	-	(15,095)
(-) Special Obligations	(14)	-	2	-	(40)	(52)
	6,545,909	-	(94,295)	(1,951)	31,946	6,481,609
In progress
Cost	2,851,078	218,904	-	(722)	(43,009)	3,026,251
(-) Provision for impairment	(704,305)	-	-	-	-	(704,305)
	2,146,773	218,904	-	(722)	(43,009)	2,321,946
	8,692,682	218,904	(94,295)	(2,673)	(11,063)	8,803,555

18.3       Costs of loans, financing and capitalized debentures

The costs of loans, financing and capitalized debentures under fixed assets during the first quarter of 2016 amounted to R$1,401, at an average rate of 0.09% p.a. (R$28,930, at an average rate of 3.02% p.a., in the first quarter of 2015).

18.4       Colíder HPP

On July 30, 2010, under Aneel New Energy Auction No. 003/2010, Copel Geração e Transmissão S.A. was awarded the concession to exploit the Colíder HPP for a term of 35 years, commencing January 17, 2011, the signing date of MME - Colíder HPP concession agreement No. 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC, and will consist of a main power house with an installed capacity of 300 MW, sufficient to attend to 1 million inhabitants, based on the energy potential along the Teles Pires river separating the municipalities of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP so as to analyze the viability of financial support and the financing agreement amounting to R$1,041,155 (Note 22). The amounts released up to March 31, 2016 total R$907,608.

Acts of God or force majeure and government actions impacted the development schedule, to the effect that commercial generation is expected for early 2017. As a result of these events, this development shows a balance of provisions for the impairment of the assets amounting to R$642,551 as described in Note 18.9 of the financial statements of December 31, 2015.

The energy from the Colíder HPP was sold at an Aneel auction with a final tariff of R$103.40/MWh, at base date July 1, 2010, restated by the variance of the IPCA to R$153.25 on March 31, 2016. An average of 125 MW were traded, to come on stream beginning January 2015, for 30 years. Copel Geração e Transmissão filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request is being analyzed by Aneel.

Until the merits of the request for exclusion of liability are examined by Aneel, the Company has been meeting its commitments with energy surpluses declined at its other plants and billed at the CCEAR price. However, on February 12, 2016, the CCEE received a preliminary decision in the case records of Writ of Mandamus No. 1005856-20.2015.4.01.3400, filed by Copel Geração e Transmissão, ordering Aneel to refrain from imposing any obligations, penalties and/or restriction of rights arising from extrapolation of the milestones of the original construction schedule, until the request has been vetted. The effects of this decision are prospective to the settlement with the CCEE on March 8, 2016, temporarily suspending fulfilment of the sales contracts and making available an average of 125 MW for settlement at the PLD.

The physical guarantee of the development, established in the concession agreement, is 179,6 average MW once the machinery has been fully installed.

A of March 31, 2016, the expenditures with this development showed a balance of R$1,934,779.

Total commitments given to suppliers of equipment and services involving the Colíder HPP amount to R$110,982 on March 31, 2016.

18.5       Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel Geração e Transmissão in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	03.31.2016	12.31.2015
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(95,530)	(88,165)
			764,387	771,752
In progress
HPP Baixo Iguaçu (18.5.1)	30.00		278,114	270,097
Consórcio Tapajós (18.5.2)	13.80		14,359	14,359
			292,473	284,456
			1,056,860	1,056,208

18.5.1   Baixo Iguaçu Development Consortium – Cebi

The purpose of the consortium is to build and run the development known as the Baixo Iguaçu Hydroelectric Plant, which has a minimum installed capacity of 350.20 MW, and is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa HPP and the Iguaçu National Park, in the State of Paraná.

Commercial generation at unit 1 is expected to commence on December 1, 2018, while units 2 and 3 are expected to come on line in January and February 2019, respectively. The previous schedule was altered because the Installation Permit was suspended, as a result of the ruling by the Federal Regional Appellate Court of the 4th Region (TRF-RS), handed down on June 16, 2014, which brought the construction work to a halt when it was received on July 7, 2014. In March 2015, a ruling was published authorizing construction work to recommence. Nevertheless, the Chico Mendes Biodiversity Conservation Institute - ICMBio imposed additional caveats on the environmental permit, preventing the construction work from recommencing immediately. Cebi forwarded to the Environmental Institute of - IAP the information required for complying with those caveats, and in August 2015 the permit was issued. In possession of the IAP permit, the consortium is making arrangements for the work to resume at full speed as soon as possible.

On account of government actions, acts of God and force majeure, Aneel, initially under Dispatch No. 130/216, subsequently amended by Dispatch No. 1078/2016, acknowledged in favor of Cebi the exclusion of liability for delays in implementing the development for a period of 756 days, recommending that the MME extend the term of the concession and ordering the CCEE to arrange for the postponement of the start of the supply period under the Electricity Commercialization Agreements in the Regulated Market - CCEARs - for the period during which the recognition of liability is excluded.

18.5.2   Tapajós Consortium

Copel Geração e Transmissão and eight other companies signed a Technical Cooperation Agreement to carry out studies on the Tapajós and Jamanxim rivers in the northern region of Brazil, covering feasibility and environmental studies of five hydroelectric developments with a total installed capacity of 10,682 MW envisaged at the outset of this phase of the studies.

18.6       Commitments of the wind farms

As of March 31, 2016, the total commitments entered into with suppliers of equipment and services for the wind farms under construction amounted to R$1,686,864, primarily covering the supply of wind turbines to the subsidiary SPEs of Cutia.

19      Intangible Assets

19.1      Copel Distribuição

After the Company extended its concession agreement (Note 10.2), the portion that was recognized in financial assets and will be included in revenues via tariffs during the concession period was transferred to intangible assets in December 2015.

This calculation was based on the criteria set forth in Normative Resolution No. 474/2012, which determined estimated useful lives for each asset comprising distribution infrastructure. This reasonable and appropriate estimate for accounting and regulatory purposes provides the best estimate of useful lives of assets accepted by the market in this industry.

In accordance with Technical Interpretation ICPC 01 (R1) on accounting recognition for concessions, the portion of infrastructure that will be used during the concession period was recognized in Intangible Assets, comprising electricity distribution assets net of consumer holdings (special obligations).

Special Obligations are funds relating to consumers’ financial participation, budgetary appropriations of the Union, federal, state and municipal allocations, and special credits for investments in development projects attached to the concession.

Special Obligation amortization is calculated using the average rate of depreciation of infrastructure assets and the balance of special obligations stated in intangible assets to be amortized over the concession period.

Special Obligations are not onerous liabilities or shareholder credits.

19.2      Changes in Intangible Assets

		Concession contract (a)			Concession and authorization rights	Other (b)
	in	in	Special liabilities			in	in
	service	progress	in service	progress		service	progress	Consolidated
Balance as of January 1, 2016	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
Acquisitions	-	185,461	-	-	-	-	2,278	187,739
Customers contributions	-	-	-	(23,953)	-	-	-	(23,953)
ANEEL grant - use of public property	-	284	-	-	-	-	-	284
Provision for claims added to the cost of the w orks	-	1,072	-	-	-	-	-	1,072
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição s Concession (Note 10.1)	(2,230)	-	-	-	-	-	-	(2,230)
Transfers from property, plant and equipment	-	-	-	-	-	-	30	30
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(3,997)	-	-	-	-	-	(3,997)
Capitalizations for intangible in service	112,081	(112,081)	(18,204)	18,204	-	42	(42)	-
Amortization of quotas - concession and authorization	(103,957)	-	28,491	-	(3,284)	(2,163)	-	(80,913)
Amortization of quotas - Pasep/Cofins credits	(4,227)	-	1,274	-	-	12	-	(2,941)
Loss on disposal	(6,745)	(2,929)	-	-	-	-	-	(9,674)
Balance as of March 31, 2016	7,653,445	965,574	(2,819,434)	(46,512)	412,988	22,290	22,142	6,210,493
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

19.3      Cost of loans, financing and capitalized debentures

Costs of loans, financing and debentures capitalized in intangible assets during the first quarter of 2016 totaled R$3,300, at an average annual rate of 0.17% (R$17,988, at average annual rate 1.83% during the first quarter of 2015).

20      Payroll, Social charges and Accruals

	Parent Company			Consolidated
Consolidated	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Social security liabilities
Taxes and social contribution	755	3,151	32,832	43,691
Social security charges on paid vacation and 13th salary	777	2,246	32,831	32,186
	1,532	5,397	65,663	75,877
Labor liabilities
Payroll, net	102	195	1,902	2,568
Vacation	2,408	6,919	101,767	101,485
Profit sharing	739	2,925	89,134	78,462
Others	-	-	453	9
	3,249	10,039	193,256	182,524
	4,781	15,436	258,919	258,401

21      Suppliers

Consolidated		03.31.2016	12.31.2015
Energy supplies (21.1)		856,493	917,307
Materials and supplies		452,005	478,895
Natural gas for resale		80,914	87,384
Charges for use of grid system		152,580	135,463
		1,541,992	1,619,049
	Current	1,536,069	1,613,126
	Noncurrent	5,923	5,923

21.1      Electricity - CCEE

On March 31, 2016 liabilities owed CCEE applying the effects of withdrawal of GSF’s preliminary court order due to renegotiation of hydrological risk, amounted to R$321,640, which must be repaid in up to six (06) portions as of April 18, 2016 plus interest charges and monetary correction and after deducting credit determined in the settlement reference month.

21.2      Principal electricity purchasing contracts

Electricity purchasing contracts signed in the regulated market shown at original value and adjusted annually by the IPCA price index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)

Auction of power from existing facilities
2nd Auction - Product 2008	2008 to 2015	-	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	36.73	10.11.2005	94.91
12th Auction-Product 2014 18M	01.01.2014 to 06.30.2015	-	12.17.2013	165.20
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	134.49	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.35	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	227.34	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.32	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	14.11	12.05.2014	201.00
18th Auction-Product 2015 06M	01.01.2015 to 06.30.2015	-	01.15.2015	385.87
		535.34
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.62	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	24.81	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.55	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.55	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	70.06	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.19	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.82	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.37	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.49	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.39	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.69	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.92	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	4.50	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	111.27	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
17th Auction- Product 2016 Wind farm	2016 to 2035	35.05	11.18.2013	124.43
		665.44
Structuring projects auction
Santo Antonio	2012 to 2041	138.12	12.10.2007	78.87
Jirau	2013 to 2042	229.81	05.19.2008	71.37
		367.93

22      Loans and Financing

Contracts		Company	Issue Date	Number of installment	Final maturity	Annual rate p. y. (interest + commission)	Principal	Consolidated
								03.31.2016	12.31.2015

Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	59,999	61,763
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	40,971	42,671
Total foreign currency								100,970	104,434

Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	116,667	118,156	122,353
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	157,445	151,901
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	203,987	196,852
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	119,067	123,478
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	232,685	241,059
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	18,000	12,257	12,722
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.41% of DI	640,005	648,916	672,985
								1,492,513	1,521,350
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2,0%	307,713	8,423	16,980
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	7	8
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	229	246
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	89	95
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	122	128
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	52	55
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	34	35
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	367	643
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	9,098	10,007
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	39,329	41,550
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	11,099	11,510
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	262	375
								69,111	81,632
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,386	5,307
								5,386	5,307
	Finep
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	4.0%	35,095	14,320	15,132
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	3.5% + TR	17,103	11,812	12,406
								26,132	27,538
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	135,964	138,347
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	30,891	31,558
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,666	1,702
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	62,367	63,312
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	891,493	902,592
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	15,809	16,077
(16)	15206041	Copel GeT	12.15.2015	168	06.15.2030	2.42% above TJLP	34,265	24,118	23,942
(17)	15205921	Copel GeT	12.15.2015	168	12.15.2029	2.32% above TJLP	21,584	14,500	14,663
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p. y. above TJLP	41,583	32,680	34,266
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p. y. above TR BNDES	17,821	17,005	21,267
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	45,964	47,353
(20)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% p. y. above TJLP	59,462	56,905	57,789
(20)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% p. y. above TJLP	64,520	61,709	62,487
(21)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p. y. above TJLP	54,100	54,367	55,087
(21)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p. y. above TJLP	40,050	40,193	40,726
(21)	11211541	GE S. B. do Norte	03.19.2012	192	06.15.2030	2.34% p. y. above TJLP	90,900	91,101	92,362
(21)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p. y. above TJLP	97,000	96,867	98,228
								1,673,599	1,701,758

(22)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	500,000	516,823	496,694
								516,823	496,694
	Banco do Brasil
	BNDES Transfer
(23)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	135,964	138,347
								135,964	138,347
Total local currency								3,919,528	3,972,626
								4,020,498	4,077,060
							Current	356,911	308,558
							Noncurrent	3,663,587	3,768,502

Contracts		Issue Date	Number of installment	Final maturity	Annual rate p. y. (interest + commission)	Principal	Parent Company
							03.31.2016	12.31.2015

Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	59,999	61,763
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	40,971	42,671
							100,970	104,434
Local currency
	Banco do Brasil
(5)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	231,000	232,685	241,059
(5)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	18,000	12,257	12,722
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109.41% of DI	640,005	648,916	672,985
							893,858	926,766
							994,828	1,031,200
						Circulante	105,132	61,788
						Não circulante	889,696	969,412

Banco do Brasil: annual installments

(2) Installments in the amount of R$58,334, falling due on February 2, 2017, and February 2, 2018. The proportional interest is paid half-yearly.

(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.

(4) Together w ith the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018.

(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.

     Contract NCI 330600132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.

     Contract NCI 330600151: Installments in the amount of R$6,000, falling due on July 31, 2015, July 31, 2016 and July 31, 2017. The interest is paid half-yearly.

     Contract CCB 306401381: Installments in the amount of R$320,003, falling due on July 21, 2017, and July 21, 2018. The interest is paid half-yearly.

Allocation:

(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62. (2) (3) (4) Working capital.

(5) Paying the debts.

(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system.

 (7) National Program for Watering - Proni.

(8) Rural Electricity Program - Luz para Todos .

(9) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).

(10) (23) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.

(11) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.

(12) Purchase of machinery and equipment for implementation of the transmission line described above.

(13) Implementation of Cavernoso II SHP.

(14) Implementation of HPP Colíder and associated transmission system.

(15) Implementation of the 230/138kV Cerquilho III Substation.

(16) Implementation of transmission line Assis – Paraguaçu Paulista II.

(17) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.

(18) Investment in preservation of businesses, improvements, operational support and general investments in expansion.

(19) National machinery and equipment accredited by BNDES.

(20) (21) Construction and implementation of w ind generating plant.

(22) Payment of grant – auction no. 012/2015, relative to HPP GPS.

Guarantees:

(1) Company’s centralized revenues account. Deposited Collateral (Note 22.1).

(2) (3) Pledge until 360 days.

(2) (3) (4) (5) Credit assignment.

(6) (7) (8) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.

(9) Withhold the amounts from the checking account in w hich revenues are deposited.

(10) (13) (23) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(11) (12) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract no.

(14) Fiduciary assignment of rights under the Concession Agreement no. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and Sadia S.A.

(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.

(16) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL. (17) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.

(18) (19) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(20) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(21) Pledge of shares; assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.

(22) Surety of Companhia Paranaense de Energia.

22.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$48,081 (R$50,689 on December 31, 2015), and Discount Bonds in the amount of R$33,625 (R$35,448 at December 31, 2015), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

22.2       Breakdown of loans and financing by currency and indexer

	Index and change in foreign currencies		Consolidated
	accumulated in the period (%)	03.31.2016%		12.31.2015%

Foreign currency
U. S. Dolar	(5.14)	100,970	2.51	104,434	2.56
		100,970	2.51	104,434	2.56
Local currency
TJLP	7.14	1,746,593	43.44	1,771,485	43.45
Ufir	0.00	66,074	1.64	69,959	1.72
Finel	0.82	8,423	0.21	16,980	0.42
CDI	(0.07)	2,009,337	49.98	2,018,044	49.50
TR	0.45	11,812	0.29	12,405	0.30
IPCA	2.62	17,005	0.42	21,267	0.52
Without indexer	-	60,284	1.51	62,486	1.53
		3,919,528	97.49	3,972,626	97.44
		4,020,498	100.00	4,077,060	100.00
	Current	356,911		308,558
	Noncurrent	3,663,587		3,768,502

22.3      Long-term installment due dates

	Parent Company			Consolidated
	Foreign	Local		Foreign	Local
03.31.2016	currency	currency	Total	currency	currency	Total

2017	-	398,308	398,308	-	1,260,910	1,260,910
2018	-	392,312	392,312	-	788,878	788,878
2019	-	-	-	-	193,005	193,005
2020	-	-	-	-	150,476	150,476
2021	-	-	-	-	128,592	128,592
After 2021	99,076	-	99,076	99,076	1,042,650	1,141,726
	99,076	790,620	889,696	99,076	3,564,511	3,663,587

22.4      Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total

Balance as of January 1, 2016	887	103,547	307,671	3,664,955	4,077,060
Charges	1,007	-	94,608	16,090	111,705
Monetary and exchange variations	-	(4,471)	1,175	5,619	2,323
Transfers	-	-	122,153	(122,153)	-
Amortization - principal	-	-	(42,866)	-	(42,866)
Payment - charges	-	-	(127,724)	-	(127,724)
Balance as of March 31, 2016	1,894	99,076	355,017	3,564,511	4,020,498

22.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require certain economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and / or fines.

On March 31, 2016, all the agreed conditions had been fulfilled.

23      Debentures

Issue		Company	Issue Date	Number of installment	Maturity		Annual rate p. y. (interest)	Principal	Consolidated
					initial	final			03.31.2016	12.31.2015
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,053,409	1,016,087
(2)	1st	Copel GeT	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,131,464	1,090,755
(3)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p. y.	1,000,000	1,059,311	1,023,378
(4)	1st	Copel CTE	11.10.2015	5	10.15.2020	10.15.2024	IPCA + Spread 7.9633% p. y.	160,000	170,118	162,158
(5)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p. y.	203,000	101,375	111,516
(6)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p. y. +1.0% p. y.	62,626	51,717	56,219
(7)	1st	(a)	06.10.2014	1	-	12.10.2016	100% CDI + Spread 1,45% p. y.	222,000	231,901	223,815
									3,799,295	3,683,928
								Current	1,048,179	924,005
								Noncurrent	2,751,116	2,759,923

(a)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:

The unit value of debentures w ill not be adjusted for inflation.

(1) (2) (3) (4) (5) (7) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.

(6) Simple floating debentures, issued privately in a single series and not convertible into shares.

Finance charges:

(1) Half-yearly interest - May and November. (2) Anuual interest - May.

(3) (4) Half-yearly interest - April and October. (5) Monthly interest.

(6) Quarterly interest - March, June, September and December. (7) Half-yearly interest - June and December.

Allocation:

(1) (2) (3) Working capital or used to make investments in the issuer.

(4) Deployment, expansion and modernization of the telecommunication netw ork. (5) Full settlement of the loan agreement w ith Copel.

(6) Fund investment plan of the issuer.

(7) Redemption of promissory notes and investment in w ind farms.

Collaterals:

(1) (2) (3) (4) (5) (7) Personal guarantee (6) Floating

Guarantor:

(2) (3) (4) (7) Copel.

(5) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%. (6) Compagás.

Trustee:

(1) (2) (3) (4) (5) (7) Pentágono S.A. DTVM.

(6) BNDES Participações S.A. - BNDESPAR.

23.1      Long-term installments - due dates

03.31.2016	Parent Company	Consolidated

2017	332,295	881,040
2018	332,295	708,975
2019	332,294	664,144
2020	-	340,104
2021	-	16,511
After 2021	-	140,342

	996,884	2,751,116

23.2      Changes in debentures

	Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2016	924,005	2,759,923	3,683,928
Charges	129,887	5,521	135,408
Transfers	14,328	(14,328)	-
Amortization - principal	(14,828)	-	(14,828)
Payment - charges	(5,213)	-	(5,213)
Balance as of March 31, 2016	1,048,179	2,751,116	3,799,295

23.3       Covenants

COPEL and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, with requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on own capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

On March 31, 2016, all the agreed conditions had been fulfilled.

24      Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and medical and dental care (Healthcare Plan) for their active employees and post-employment beneficiaries and their dependents.

24.1      Pension Plan

The unified pension plan is a defined benefit (DB) plan in which income is pre-determined by each individual’s salary level whereas pension plan III is a variable contribution (VC) plan.

The portions of costs borne by these plans’ sponsors are recognized based on an annual actuarial valuation made by independent actuaries in accordance with CPC 33 (R1) as of January 1, 2013, which covers employee benefits correlated to international accounting standard IAS 19 R and IFRIC 14. The economic and financial assumptions made for the purposes of actuarial valuation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources to cover health expenses incurred by employees and their dependents within certain rules, limits and conditions set forth in specific regulations. Coverage is lifelong and includes periodic medical check ups and extends to all retirees and pensioners.

24.3      Balance sheet and income statement

Consolidated amounts recognized in liabilities, in the Post-employment benefits account, are summarized below:

		Parent Company		Consolidated
		03.31.2016	12.31.2015	03.31.2016	12.31.2015
Pension plan		1	21	848	1,008
Healthcare plan		9,804	7,795	615,249	593,652
		9,805	7,816	616,097	594,660
	Current	166	21	43,327	43,323
	Noncurrent	9,639	7,795	572,770	551,337

Consolidated amounts recognized in the income statement are summarized below:

	Parent Company		Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
Pension plan (CV)	624	964	18,966	16,476
Pension plan (CV) - management	91	79	177	173
Healthcare plan - post employment	2,040	387	32,209	35,575
Healthcare plan - active employees	284	507	17,196	16,385
Healthcare plan - management	23	20	70	35
(-) Transfers to construction in progress	-	(3)	(5,110)	(4,456)
	3,062	1,954	63,508	64,188

24.4      Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total

Balance as of January 1, 2016	43,323	551,337	594,660
Appropriation of actuarial calculation	-	32,210	32,210
Pension and healthcare contributions	34,498	-	34,498
Transfers	10,777	(10,777)	-
Amortizations	(45,271)	-	(45,271)
Balance as of March 31, 2016	43,327	572,770	616,097

24.5      Actuarial valuation in accordance with CPC 33 (R1)

The Company and its subsidiaries, in accordance with CPC 33 (R1), decided to prepare an annual actuarial report.

The information compiled in accordance with the actuarial valuation report is contained in Note 24 of the financial statements of December 31, 2015.

25      Customer Charges Due

Consolidated	03.31.2016	12.31.2015

Energy Development Account (CDE) (a)	154,724	204,309
Tariff flags	28,918	52,381
Global Reversal Reserve (RGR)	15,718	20,768
	199,360	277,458

(a) Aneel published Technical Notes No. 53/2015 and Resolutions No. 1,856/2015 and No. 1,857/2015.

26      Research and Development and Energy Efficiency

26.1      Balances made for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of 03.31.2016	Balance as of 12.31.2015

Research and Development - R&D
FNDCT (a)	-	4,187	-	4,187	5,762
MME	-	2,094	-	2,094	2,882
R&D	62,256	-	200,078	262,334	252,828
	62,256	6,281	200,078	268,615	261,472
Energy efficiency program - EEP	28,210	-	119,122	147,332	137,521
	90,466	6,281	319,200	415,947	398,993

			Current	158,958	167,881
			Noncurrent	256,989	231,112

(a) National Fund for Scientific and Technological Development

26.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Total

Balance as of January 1, 2016	5,762	2,882	97,981	154,847	61,256	76,265	398,993
Additions	6,538	3,269	242	6,294	-	9,425	25,768
Performance agreement	-	-	-	-	-	599	599
Selic interest rate	-	-	43	6,156	-	3,403	9,602
Payments	(8,113)	(4,057)	-	-	-	-	(12,170)
Concluded projects	-	-	(3,229)	-	(3,616)	-	(6,845)
Balance as of March 31, 2016	4,187	2,094	95,037	167,297	57,640	89,692	415,947

27      Accounts Payable Related to Concession

Consolidado
		03.31.2016	12.31.2015
Use of public property (27.1)		549,711	535,665
Bonus from the grant (27.2)		207,412	-
		757,123	535,665
	Circulante	269,319	61,786
	Não circulante	487,804	473,879

27.1      Use of public assets

Charges on granting concessions of right to use public assets (UBP).

Consolidated	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	03.31.2016	12.31.2015

(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p. y.	IPCA	15,860	15,437
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p. y.	IPCA	22,122	21,493
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p. y.	IPCA	5,841	5,557
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p. y.	IPCA	91	97
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p. y.	IPCA	636	676
(6) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p. y.	IPCA	1,100	1,170
(7) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p. y.	IPCA	672	702
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p. y.	IGPM	503,389	490,533
							549,711	535,665
						Current	61,907	61,786
						Noncurrent	487,804	473,879

Discount rate applied to calculate present value:

Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:

(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement No. 001/07.

(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.

(3) (4) (5) (6) (7) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement No. 007/2013 for 5 years.

(8) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

27.2      Concession bonus

Copel Geração e Transmissão signed the new concession agreement to operate the hydroelectric plant named for Gov. Pedro Viriato Parigot de Souza (GPS) as described in Note 10.3. The Company paid the 1st bonus portion of R$373,637 on January 4, 2016 and the 2nd, to be updated at the Selic rate, will be due on July 5, 2016.

27.3      Changes in accounts payable related to -concession

Consolidated
	Current	Noncurrent	Total

Balance as of January 1, 2016	61,786	473,879	535,665
Additions	574,827	284	575,111
Adjust to present value	-	(801)	(801)
Monetary variations	6,222	29,473	35,695
Transfers	15,031	(15,031)	-
Payments	(388,547)	-	(388,547)
Balance as of March 31, 2016	269,319	487,804	757,123

28      Other Accounts Payable

Consolidated
		03.31.2016	12.31.2015

Financial offset for the use of w ater resources		34,395	31,399
Customers		22,988	26,391
Public lighting rate collected		21,156	11,671
Reimbursements to customer contributions		12,063	12,011
Investment acquisition		9,571	9,571
Pledges in guarantee		9,194	8,861
Other liabilities		68,654	66,767
		178,021	166,671
	Current	146,593	135,709
	Noncurrent	31,428	30,962

29      Provision for Litigation and Contingent Liabilities

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.11 of the financial statements of December 31, 2015

The Company’s management believes that it is impracticable to provide information about the timing of any cash outflows related to the legal actions in which the Company and its subsidiaries are defendants as of the date of preparing the financial statements, given the unpredictability and dynamics of Brazilian legal, tax and regulatory systems, and since final resolution depends on the conclusions of court proceedings. Therefore, this information is not being provided.

29.1      Provisions for litigation

29.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated	Balances as of January 1, 2016	Additions	Reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balances as of March 31, 2016

Tax
Cofins (a)	258,715	1,777	-	-	-	-	260,492
Others (b)	68,333	3,122	(2,961)	-	-	(14)	68,480
	327,048	4,899	(2,961)	-	-	(14)	328,972
Labors (c)	408,133	83,616	(3)	-	-	(6,449)	485,297
Employee benefits (d)	104,480	-	(24,000)	-	-	(364)	80,116
Civil
Civil and administrative claims (e)	325,217	32,182	(22,389)	-	-	(6,310)	328,700
Easements (f)	62,869	4,394	-	755	833	-	68,851
Expropriations and property (g)	196,895	5,386	-	646	2,282	(12)	205,197
Customers (h)	13,656	-	(67)	-	-	-	13,589
	598,637	41,962	(22,456)	1,401	3,115	(6,322)	616,337
Environmental (i)	868	180	-	-	-	-	1,048
Regulatory (j)	55,770	2,476	-	-	-	-	58,246
	1,494,936	133,133	(49,420)	1,401	3,115	(13,149)	1,570,016

Parent company	Balance as of January 1, 2016	Additions	Reversals	Discharges	Balance as of March 31, 2016

Tax
Cofins (a)	258,715	1,777	-	-	260,492
Others (b)	12,015	-	(99)	-	11,916
	270,730	1,777	(99)	-	272,408
Labor (c)	29	14	-	-	43
Civil (f)	5,652	9,702	-	(39)	15,315
Regulatory (k)	14,109	-	-	-	14,109
	290,520	11,493	(99)	(39)	301,875

29.1.2     Description of nature and/or details of the principal actions

a)    Contribution to Social Security Financing (COFINS)

Plaintiff: Federal Tax Authority

COFINS tax due from August 1995 to December 1996 and from October 1998 to June 2001 as a result of the annulment of a ruling that had recognized the Company’s exemption from COFINS.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Brazil’s Federal Tax Authority                                             Estimated amount: R$36,505

Copel Generation and Transmission required payment by installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the 2014 fiscal period. Brazil’s Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status: case No. 5037809-14.2015.4.04.7000. A judgment rendered by the Federal Judge of the 2nd Federal Lower Court dismissed the action and the Company filed an appeal against the decision before the Regional Appellate Federal Court.

c)    Labor claims

Actions brought by former employees of COPEL and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

d)    Employee benefits

Claims brought by retired former employees of COPEL and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

e)    Civil and administrative proceedings

Actions involving billing, procedural faults, administrative contracts and contractual penalties, compensation for accidents involving the electric power grid or vehicles. The principal actions are described below:

Plaintiff: Tradener Ltda.                                                                        Estimated amount: R$142,472

Class and civil actions against illegal or annullable aspects of the electric power trading contract signed by Tradener and the Company. Class action No. 588/2006 reached a final judgment that recognized the validity of commission fees due by the Company to Tradener. In civil action No. 0000219-78.2003.8.16.0004, filed by the Public Prosecutor’s Office, there is also a decision finding no irregular aspects in the electricity trading contract. Therefore, Tradener filed collection actions in order to be paid its commission fees.

Current status: case No. 0005550-26.2012.8.16.0004 - in judgment rendered on September 29, 2014, the Company was ordered to pay commission fees due to Tradener in the amount of R$17,765 on September 30, 2012, plus late penalty at 1% per month as of the date of service of process (October 25, 2012), as well as attorneys’ fees set at 9% of the amount stated in the sentence and court costs totaling R$58,131 as of March 31, 2016. The Company unsuccessfully appealed and Copel filed a special appeal, against which Tradener filed a Special Adhesive Appeal. None of the appeals have been judged.

- case No. 0005990.22.2012.8.16.0004 - in a judgment on January 27, 2014 the Company was ordered to pay the amount of R$95,080, which is the value updated by the INPC/IBGE arising from commissions due to Tradener under the trading contract signed with Celesc, plus late payment penalty of 1% per month as of the summons (October 31, 2012), plus attorneys’ fees in the amount of R$50, to be corrected from the date on which judgment was delivered at the INPC/IBGE rate, as of January 27, 2014. The Company filed an appeal against this decision that has not yet been judged.

f)     Right of way easements

Actions are brought when the amount assessed by Copel for payment is less than an owner claims and/or when an owner lacks proper documentation or records (inventories in progress, properties lacking registry deeds, among other issues).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriation and possessory actions

Expropriation and possessory actions are brought when the amounts assessed by Copel for payment does not match that claimed by the owner and/or when the owner does not have documentation recording conditions (inventories in progress, without enrollment properties, etc.).

Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.                                                Estimated amount: R$144,822

Declaratory action filed by the plaintiff to recognize the economic and financial rebalancing of the contract it signed with Copel Geração e Transmissão S.A. and a collection action brought by the plaintiff in order to collect amounts resulting from the economic and financial rebalancing of the contract it signed with Copel Geração e Transmissão S.A. as recognized in the declaratory action.

Current status: The declaratory action now concluded on final judgment ordered Copel to pay attorneys’ fees and court costs. The collection action is pending in the High Court of Justice (STJ), and the full text of the judgment of the 2nd motion for clarification filed by Copel Geração e Transmissão before the STJ- was published on December 18, 2015. The appeal challenged the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report. The judgment prescribes the case´s return to the Paraná Court of Appeals (TJ-PR) for it to render a new judgment on the motion for clarification brought by Copel Geração e Transmissão S.A., thus righting the omission of the previous trial. As a result of this new development, despite Ivaí’s filing a motion for clarification on February 5, 2016, pending judgment by the STJ-, the content of the STJ judges’ votes was favorable to Copel Geração e Transmissão S.A., hence the December 31, 2015 review of estimated losses arising from the action for collection of debt, partly reversing the previously recognized provision in the amount of R$209,948. Therefore the amount to be assessed as probable loss is only the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, plus late payment penalties at 1% per month and losing party legal fees.

In relation to the debt collection action, there is now provisional execution in progress, which has been suspended by Copel Geração e Transmissão S.A.’s filing for a primary order submitted to the Paraná Court of Justice and accepted in December 2014.

h)    Consumers

Claims seeking compensation for damaged electrical appliances, compensation for moral damages resulting from failure to provide services (outages), and actions filed by industrial customers to challenge the legality of electricity price hikes during the Cruzado Plan and claiming refunds of the amounts involved.

i)     Environmental

Class actions brought to obstruct progress on environmental licensing for new projects or rehabilitation of permanent preservation areas around hydroelectric dam reservoirs misused by individuals. In the event of a conviction, the liability estimated will be only the cost of developing new environmental studies and the cost of recovering areas owned by Copel Geração e Transmissão.

j)     Regulatory

In the administrative and judicial spheres, the Company is challenging notifications issued by the Regulator concerning possible breaches of regulatory requirements. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica (CEEE) and Dona Francisca Energética S.A.

Estimated amount: R$46,332

Copel, Copel Geração e Transmissão and Copel Distribuição are bringing actions to challenge Aneel Order No. 288/2002, involving the aforementioned companies.

Current status: awaiting judgment.

29.2      Contingent liabilities

29.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	Parent company		Consolidated
	03.31.2016	12.31.2015	03.31.2016	12.31.2015

Tax (a)	1,273,265	1,252,740	1,521,853	1,476,765
Labor (b)	133	222	475,408	605,095
Employee benefits (c)	-	-	56,815	73,310
Civil (d)	9,233	30,711	1,205,731	1,170,019
Regulatory (e)	-	-	647,220	646,455
	1,282,631	1,283,673	3,907,027	3,971,644

29.2.2     Description of nature and/or details of principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company is challenging their applicability and their calculation bases and amounts to be collected. The principal actions are described below:

Plaintiff: Federal Tax Authority                                                                        Estimated amount: R$774,703

Interest charges and fines claimed in administrative proceedings (No. 10980-720.458/2011-15 and No. 11453-720.001/2011-23) arising from action for rescission in relation to the COFINS tax. Given the cogent arguments posed by Copel’s defense, in particular preemption due to the Federal Tax Authority’s failing to assess amounts in good time, this loss continues to be rated ‘possible’. The principal of this debt, however, is rated probable as per Note 29.1-a.

Current status: awaiting judgment.

Plaintiff: Instituto Nacional de Seguridade Social (Social Security Institute, or INSS)

Estimated amount: R$181,014

Tax authority claims against Copel related to tax execution for social security contributions (NFLD No. 35.273.870-7); it is worth emphasizing that the case has been judged favorably for the company in two court levels and the contingency amount has been deposited in court.

Current status: awaiting judgment.

Plaintiff: Instituto Nacional de Seguridade Social (Social Security Institute, or INSS)

Estimated amount: R$26,250

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD No. 35.273.876-6). The case has been awaiting judgment by the Administrative Council of Tax Appeals (CARF) since 2010. The assessment of its possible risk level reflects the existence of various legal defenses, in particular (a) absence of services rendered or assignment of manpower and (b) absence of need for retention of tax charges in the case of service providers being taxed under the “Simples” tax arrangement for small or micro companies.

Current status: awaiting judgment.

b)    Labor/Employment claims

Actions brought by former employees of COPEL and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

c)    Employee benefits

Claims brought by retired former employees of COPEL and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below

Plaintiff: Mineradora Tibagiana Ltda.                                                    Estimated amount: R$130,761

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel Geração e Transmissão has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action No. 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.                                               Estimated amount: R$643,483

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel Geração e Transmissão S.A., recognized in the declaratory action. The principal of this debt is classified as probable loss.

Current status: The full text of the judgment of the 2nd motion for clarification filed by Copel Geração e Transmissão S.A. before the High Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report. The judgment prescribes the case´s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel Geração e Transmissão S.A., thus righting the omission of the previous trial. As a result of this new development, despite Ivaí’s filing a motion for clarification on February 5, 2016, now pending judgment by the High Courtof Justice (STJ), the content of the STJ judges’ votes favored the Company, hence the December 31, 2015 review of estimated losses arising from the action for collection of debt, partly reversing the previously recognized provision. Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel Geração e Transmissão S.A. in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report.

Plaintiffs: Copel branch office /store franchisees                                 Estimated amount: R$44.103

Two individual actions brought against Copel Distribuição arising from Copel branch office/store franchising contracts, primarily to extend the duration of these contracts and secondarily to recognize sub-concession with transfer of services rendered and full pass-through of tariffs, among other amounts, with appeals currently pending judgment.

Current status: awaiting judgements.

e)    Regulatory

In the administrative and judicial spheres, the Company is challenging the Regulator’s notifications of possible breaches of regulatory requirements. The principal actions are described below

Plaintiff: ANEEL                                                                                 Estimated amount: R$16,298

Copel Distribuição filed an appeal against the decision issued by ANEEL’s Director General in Order No. 3959 of December 8, 2015, which penalized Copel Distribuição for its part of inefficiency through subcontracting, due to overcontracting the Amount of Use of Distribution System (MUSD) with the ONS.

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. (ESBR)                             Estimated amount: R$607,541

The principal objection refers to a trend towards preventing distribution companies being held accountable for losses resulting from delays in construction schedules for HPP Jirau. ESBR brought action No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondonia, whose sentence (i) recognized exclusive responsibility for the 535-day delay affecting HPP Jirau`s construction schedule; (ii) declared that any obligations, penalties or costs arising from delays that were charged to ESBR were unenforceable and finally, (iii) annulled ANEEL Order No. 1.732/2013, which had acknowledged a delay of only 52 days behind schedule. ANEEL filed an appeal.

As a practical consequence of the decision, while it exempted ESBR, the distributor companies with which it signed CCEARs, including Copel Distribuição, were exposed to the short-term market and the high Difference Settlement Price (PLD) in the period, because electricity trading rules require all energy consumed to have corresponding contractual coverage.

One of the measures adopted was the filing for writ of mandamus No. 1001675-88.2015.4.01.0000 submitted to the Regional Federal Appellate Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel Distribuição is a member, seeking to annul the case brought by ESBR against ANEEL since service of process. Although a favorable preliminary decision was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. Judgment is pending drafting and publication.

However, ANEEL´s motion to stay execution No. 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Appellate Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting No. 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy No. 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by HPP Jirau´s generators until this amount is equivalent to the original delivery obligation.” The financial impact of this for Copel Distribuição will depend on operational measures to be taken by the CCEE for short-term accounting and settlement processes. An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$607,541 on March 31, 2016 relating to CCEE settlement of July-August 2015, and the return of R$108,239, which is the amount received by Copel Distribuição on CCEE settlement of June 2015, in compliance with preliminary orders issued in the cases of Action for a Provisional Remedy No. 9500-90.2013.4.01.4100 and Ordinary Action No. 10426-71.2013.4.04.4100.

If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

30      Shareholders’ equity

30.1      Attributable to the parent company’s shareholders

30.1.1     Share capital

Paid-up capital amounts to R$6,910,000. Its breakdown by shares (no par value) and the principal shareholders are as follows:

Shareholders	Number of shares in units
	Common		Class "A Preferred		Class B preferred		Total
	in share	%	in share	%	in share	%	in share	%

State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA (a)	18,547,563	12.79	128,427	33.77	64,873,382	50.59	83,549,372	30.53
NYSE (b)	1,327,524	0.92	-	-	35,961,598	28.05	37,289,122	13.63
Latibex (c)	-	-	-	-	79,649	0.06	79,649	0.03
Municipalities	178,393	0.12	9,326	2.45	3,471	-	191,190	0.07
Other shareholders	119,453	0.07	242,538	63.78	43,898	0.03	405,889	0.15
	145,031,080	100.00	380,291	100.00	128,244,004	100.00	273,655,375	100.00

(a) São Paulo Stock, Commodities and Future Exchange
(b) New York Stock Exchange New York
(c) Latin American Exchange in Euros, related to the Madrid Exchange

30.1.2     Equity valuation adjustments

	Parent company	Consolidated

Balance as of January 1, 2016	1,177,372	1,177,372
Adjustments to financial assets available for sale:
Equity interest investments	(329)	(329)
Taxes on adjustments	112	112
Adjusts to actuarial liabilities:
Post employment benefits - equity	(854)	(854)
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(29,450)
Taxes on adjustments	-	10,013
Deemed cost of f ixed assets - equity (a)	(19,437)	-
Balance as of March 31, 2016	1,156,864	1,156,864

(a) Equity in the parent company, net of taxes.

30.1.3     Earnings per share - basic and diluted

Parent company
	03.31.2016	03.31.2015

Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	67,579	219,668
Class A preferred shares	195	634
Class B preferred shares	65,732	213,666
	133,506	433,968
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class A preferred shares	380,291	380,291
Class B preferred shares	128,244,004	128,244,004
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	0.46596	1.51463
Class A preferred shares	0.51277	1.66714
Class B preferred shares	0.51255	1.66609

30.2      Changes in equity attributable to non-controlling interests

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated

Balance as of January 1, 2016	144,904	22,200	171,646	338,750
Distribution of dividends w ith retained earnings	-	(9,342)	-	(9,342)
Income for the period	3,733	1,714	(2,864)	2,583
Balance as of March 31, 2016	148,637	14,572	168,782	331,991

31      Net Operating Revenues

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	Net revenues 03.31.2016

Electricity sales to final customers (31.1)	3,026,594	(280,382)	(768,623)	(398,275)	-	1,579,314
Electricity sales to distribuitors (31.2)	755,918	(61,696)	-	(12,216)	-	682,006
Use of the main distribution and transmission grid (31.3)	1,699,893	(157,662)	(418,174)	(269,840)	-	854,217
Construction income	271,153	-	-	-	-	271,153
Telecommunications	85,219	(3,264)	(18,941)	-	(517)	62,497
Distribution of piped gas	169,811	(16,544)	(30,075)	-	-	123,192
Sectorial financial assets and
liabilities result	(527,202)	-	-	-	-	(527,202)
Other operating revenue (31.4)	34,635	(5,619)	-	-	(555)	28,461
	5,516,021	(525,167)	(1,235,813)	(680,331)	(1,072)	3,073,638

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	03.31.2015 Net revenues

Electricity sales to final customers (31.1)	2,333,274	(216,025)	(555,343)	(233,206)	-	1,328,700
Electricity sales to distribuitors (31.2)	1,425,276	(112,014)	-	(20,242)	-	1,293,020
Use of the main distribution and transmission grid (31.3)	1,190,563	(110,378)	(275,719)	(209,361)	-	595,105
Construction income	268,232	-	-	-	-	268,232
Telecommunications	63,257	(3,742)	(11,324)	-	(589)	47,602
Distribution of piped gas	153,477	(14,122)	(17,880)	-	-	121,475
Sectorial financial assets and	-	-	-	-	-
liabilities result	560,885	-	-	-	-	560,885
Other operating revenue (31.4)	27,287	(4,676)	-	-	(528)	22,083

	6,022,251	(460,957)	(860,266)	(462,809)	(1,117)	4,237,102

31.1      Electricity sales  to final customers by customer class

Consolidated	Gross revenue		Net revenue
	03.31.2016	03.31.2015	03.31.2016	03.31.2015

Residential	994,850	752,109	519,416	425,262
Industrial	917,554	768,429	513,472	454,089
Trade, services and other activities	706,394	537,453	336,776	281,139
Rural	181,381	115,859	100,925	83,618
Public entities	68,887	51,932	38,766	31,302
Public lighting	71,715	49,487	34,372	25,290
Public service	85,813	58,005	35,587	28,000
	3,026,594	2,333,274	1,579,314	1,328,700

31.2      Electricity sales to distributors

Consolidated	Gross revenue
	03.31.2016	03.31.2016

Electric Energy Trade Chamber - CCEE	212,268	994,134
Bilateral contracts	324,360	278,326
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	180,391	152,793
Quota system	38,899	23
	755,918	1,425,276

31.3      Use of the main distribution and transmission grid by customer class

Consolidated	Gross revenue		Net revenue
	03.31.2016	03.31.2015	03.31.2016	03.31.2015

Residential	570,747	429,623	262,282	194,121
Industrial	364,001	233,180	176,162	113,386
Trade, services and other activities	383,892	280,615	170,267	124,298
Rural	103,885	69,505	68,820	46,895
Public entities	42,115	30,930	22,681	16,258
Public lighting	44,538	29,670	20,130	12,821
Public service	33,314	20,699	15,132	9,335
Free consumers	81,999	38,611	60,584	27,729
Basic Netw ork, BN connections, and connection grid	401	275	297	198
Operating and maintenance income (loss) - O&M	39,614	34,796	28,897	29,722
Interest income (loss)	35,387	22,659	28,965	20,342
	1,699,893	1,190,563	854,217	595,105

31.4       Other operating revenues

Consolidated	Gross revenue
	03.31.2016	03.31.2015

Leasing and rent (31.4.1)	24,449	21,141
Income from rendering of services	5,398	3,206
Charged service	2,122	2,046
Other income	2,666	894
	34,635	27,287

31.4.1     Lease and rent revenues

Consolidated	03.31.2016	03.31.2015

Equipment and framew ork	24,397	20,873
Facilities sharing	52	24
Real estate	-	244
	24,449	21,141

31.5      Consumer charges

Consolidated	03.31.2016	03.31.2015

Energy Development Account - CDE (31.5.1)	260,498	202,201
Energy Development Account - CDE Energy	191,276	-
Other charges - rate flags	189,872	213,176
Research and development and energy efficiency - R&D and PEE	25,768	36,120
Global Reversion Reserve - RGR quota	10,756	11,312
Inspection fee	2,161	-
	680,331	462,809

31.5.1     Energy Development Account (CDE)

The main purposes of the CDE created by Law No. 10.438/2002 were to offset tariff discounts applied to use and electricity tariffs for certain users; universalize electricity services, and promote the competitiveness of electricity from alternative sources in areas served by the national interconnected system (SIN).

Since the publication of Provisional Measure No. 579/2012, converted into Law No. 12.783/2013, which dealt with the renewal of electricity supply concessions, reduction of sector charges and tariff levels, CDE funds have been used to offset financial transactions relating to compensation when electricity generating concessions are reverted.

The CDE fund was also used to cover costs arising from involuntary exposure to the spot market and thermoelectric dispatching costs in 2013 and January 2014, due to unfavorable hydroelectric conditions from late 2012, mainly related to low levels of hydroelectric dam reservoirs (Decree No. 7.891/2013). This portion of the charge is called CDE Energia.

Among other sources, CDE funds come from the annual dues paid by all agents that sell electricity to final consumers through tariff charges. On increasing the fund’s expenses, CDE quotas for distributors were raised in 2015.

Note that from February to December 2014, ACR-account funds (Decree No. 8.221/2014), totally or partly covered the additional costs of involuntary exposure to the spot market and thermoelectric dispatching associated with the Electricity Trading Contracts in the Regulated Market of the availability type (CCEAR-D), through bank loans arranged by CCEE. These funds from both CDE and the ACR-account minimized the financial impact of rising energy costs for distribution companies.

In this context, for Copel Distribuição, the monthly CDE Energy quota is R$17,120, and its monthly CDE Use rose to R$83,728 from January 2016 (Resolution No. 2018 of February 2, 2016).

From June 2015, COPEL started collecting the CDE quota relating to the ACR account in the amount of R$46,638, to be paid in 57 annually updated installments (Resolution No. 1.863 of March 31, 2015). From June 2016 it will start collecting the amount of R$49,362 (Resolution No. 2004 of December 15, 2015). The charge was allocated to distributors in proportion to the supply market and amounts fulfilled from February to December 2014, and is used to repay loans obtained by CCEE, the amounts of which includes the financial and administrative costs of contracted operations.

31.6       Copel Distribuição tariff adjustment

ANEEL’s Resolution No. 1.897 of June 16, 2015 approved Copel Distribuição’s annual adjustment and authorized a 15.32% average tariff adjustment as of June 24, 2015. This adjustment contains the portion corresponding to the partial deferrals of financial components relating to 2013 and 2014 tariff adjustments that were requested by Copel Distribution at the time.

The 15.32% adjustment consists of the following components: (i) 20.58% related to the inclusion of financial components, which will be recovered in the 12 months following the adjustment (including the amount of R$935,256 corresponding to deferrals made in 2013 and 2014); (ii) 0.34% from updating Portion B; (iii) -3.25% from adjusting Portion A; and (iv) -2.35% reflecting the withdrawal of the financial components from the previous process. The adjustment was fully applied to Copel tariffs from June 24, 2015, and the amortization of Sectorial Financial Assets started in July 2015.

On March 31, 2016, the updated amount of deferral is R$233,814 (Note 9.1) to be amortized in 2016.

Extraordinary Tariff Review (RTE) - 2015

On February 27, 2015, Aneel`s Extraordinary Tariff Review approved a 36.79% adjustment increase as of March 2, 2015, in order to replenish tariff coverage for electricity distribution companies by increasing the CDE quota (22.14% of the adjustment) and repositioning electricity costs (14.65% of the adjustment) due to the adjusted Itaipu tariff, impacted by exchange rate variation, rainfall (hydroelectric dam water levels), and high prices prevailing at the 14th Existing Energy Auction (A-1 2014) and the 18th Adjustment Auction held on January 15, 2015.

The 2015 Annual Adjustment included part of the 2015 RTE amount. The current balance at March 31, 2016, updated at the Selic rate, was R$89,763 (Note 9.1). The remaining balance of the RTE in the amount of R$546,661 (Note 9.1), updated to March 31, 2016, will be included in the next tariff adjustment.

‘Tariff Flags’

As of January 1, 2015, as per ANEEL Normative Resolution No. 547 of April 16, 2013, ‘tariff flags’ were charged as part of electricity bills. Aneel approves amounts known as ‘tariff flags’ based on estimates for thermoelectric generation dispatched, levels of assurance, involuntary spot-market exposure, rainfall risk (water levels in dam reservoirs) associated with Itaipu’s generating assets and plants converted to physical guarantee quotas.

Initially Aneel determined a ‘yellow flag tariff’ of 15 R$/MWh and ‘red flag tariff’ of 30 R$/MWh for January and February 2015. From March to August, these amounts were updated to 25 and 55 R$/MWh respectively. In September, Aneel’s Resolution No. 1945 of August 28, 2015 determined new values. The ‘yellow flag’ remained at 25 while the ‘red flag’ tariff was 45 R$/MWh. As of February 1, 2016, the red flag tariff was divided into two levels - R$3.00 and R$4.50 - applied to each 100 kWh (kilowatt hours) consumed and the ‘yellow flag’ was altered to R$1.50 per 100 kWh. The ‘red flag tariff’ was applied throughout the year of 2015.

Decree No. 8401 published on February 4, 2015 introduced the Centralized Account for Tariff Flag Funds (CCRBT) to manage funds resulting from the application of ‘tariff flags’ introduced by Aneel. The funds available were transferred to distribution agents based on amounts consumed as per predictions of varying generating costs for thermoelectric sources and exposure to spot-market settlement prices affecting electricity distribution agents connected to the National Interconnected System (SIN) and the tariff coverage currently in effect.

As part of the 2015 Annual Adjustment, additional revenues from periods in which the red tariff flag was applied and transfers from the Flags Account for the January 2015 to March 2015 accrual periods were included in the calculation of CVA energia and CVA ESS/EER as per Ratification Resolution No. 1.897 of June 16, 2015. Costs not covered by tariff flags in the current cycle will be included in the subsequent tariff process.

In the first quarter of 2016, Copel Distribuição recognized the tariff flag amount of R$189,872 between billed and unbilled revenues.

32      Operating Costs and Expenses

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),
	costs	expenses	expenses	net	03.31.2016
Electricity purchased for resale (32.1)	(1,199,871)	-	-	-	(1,199,871)
Charge of the main distribution and transmission grid	(264,681)	-	-	-	(264,681)
Personnel and management (32.2)	(206,262)	(3,831)	(65,038)	-	(275,131)
Pension and healthcare plans (Note 24)	(47,355)	(650)	(15,503)	-	(63,508)
Materials and supplies	(21,358)	(141)	(1,816)	-	(23,315)
Materials and supplies for pow er electricity	(10,494)	-	-	-	(10,494)
Natural gas and supplies for gas business	(114,651)	-	-	-	(114,651)
Third-party services (32.3)	(95,475)	(7,935)	(26,880)	-	(130,290)
Depreciation and amortization	(169,113)	(9)	(6,537)	(3,377)	(179,036)
Provisions and reversals (32.4)	-	(36,956)	-	(84,105)	(121,061)
Construction cost (32.5)	(258,865)	-	-	-	(258,865)
Other operating costs and expenses (32.6)	(81,365)	1,829	(35,645)	(16,139)	(131,320)
	(2,469,490)	(47,693)	(151,419)	(103,621)	(2,772,223)

Consolidated			General and	Other income
	Operational	Selling	administrative	(expenses),	Restated
	costs	expenses	expenses	net	03.31.2015
Electricity purchased for resale (32.1)	(1,791,752)	-	-	-	(1,791,752)
Charge of the main distribution and transmission grid	(210,412)	-	-	-	(210,412)
Personnel and management (32.2)	(179,935)	(3,157)	(60,709)	-	(243,801)
Pension and healthcare plans (Note 24)	(48,973)	(552)	(14,663)	-	(64,188)
Materials and supplies	(17,815)	(158)	(2,730)	-	(20,703)
Materials and supplies for pow er electricity	(46,725)	-	-	-	(46,725)
Natural gas and supplies for gas business	(350,556)	-	-	-	(350,556)
Third-party services (32.3)	(74,864)	(8,939)	(25,433)	-	(109,236)
Depreciation and amortization	(150,249)	(7)	(8,120)	(895)	(159,271)
Provisions and reversals (32.4)	-	(91,276)	-	(129,497)	(220,773)
Construction cost (32.5)	(273,186)	-	-	-	(273,186)
Other operating costs and expenses (32.6)	(5,610)	977	(28,165)	(84,410)	(117,208)
	(3,150,077)	(103,112)	(139,820)	(214,802)	(3,607,811)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	03.31.2016
Personnel and management (32.2)	(9,456)	-	(9,456)
Pension and healthcare plans (Note 24)	(3,062)	-	(3,062)
Materials and supplies	(65)	-	(65)
Third party services	(2,609)	-	(2,609)
Depreciation and amortization	(4)	(280)	(284)
Provisions and reversals (32.4)	-	(11,394)	(11,394)
Other operating revenue/expenses	(8,466)	-	(8,466)
	(23,662)	(11,674)	(35,336)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	03.31.2015
Personnel and management (32.2)	(15,018)	-	(15,018)
Pension and healthcare plans (Note 24)	(1,954)	-	(1,954)
Materials and supplies	(64)	-	(64)
Third party services	(2,019)	-	(2,019)
Depreciation and amortization	-	(895)	(895)
Provisions and reversals (32.4)	-	(15,623)	(15,623)
Other operating revenue/expenses	(4,622)	(1,773)	(6,395)
	(23,677)	(18,291)	(41,968)

32.1      Electricity purchased for resale

Consolidated	03.31.2016	03.31.2015
Purchase of Energy in the Regulated Environment - CCEAR	812,470	1,092,248
Itaipu Binacional	301,584	372,601
Electric Energy Trade Chamber - CCEE	133,063	407,251
Program for incentive to alternative energy sources - Proinfa	60,573	44,043
Bilateral contracts	4,217	18,990
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(112,036)	(143,381)
	1,199,871	1,791,752

32.2      Personnel and management

	Parent company			Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
Personnel
Wages and salaries	5,322	8,829	169,674	152,016
Social charges on payroll	1,912	3,353	61,811	54,290
Meal assistance and education allow ance	505	862	24,825	22,069
Provisons for profit sharing (a)	183	645	10,672	9,852
Compensation - Voluntary termination Program/retirement	-	-	3,295	1,459
	7,922	13,689	270,277	239,686
Management
Wages and salaries	1,221	1,047	3,901	3,280
Social charges on payroll	299	269	910	791
Other expenses	14	13	43	44
	1,534	1,329	4,854	4,115
	9,456	15,018	275,131	243,801
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

32.3      Third-party services

Consolidated	03.31.2016	03.31.2015
Maintenance of electrical system	46,141	28,699
Maintenance of facilities	21,070	21,306
Communication, processing and transmission of data	16,579	13,665
Meter reading and bill delivery	12,403	10,428
Authorized and registered agents	5,920	7,704
Consumer service	5,324	4,434
Other services	22,853	23,000
	130,290	109,236

32.4      Provisions and reversals

	Parent company			Consolidated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
Provision (reversal) for litigations (Note 29)	11,394	15,623	83,713	129,761
PCLD (Client and Other credits)	-	-	36,956	91,276
Provision for losses on tax credits	-	-	392	(264)
	11,394	15,623	121,061	220,773

32.5      Construction cost

Consolidated	03.31.2016	03.31.2015
Materials and supplies	131,607	115,066
Third party services	93,193	122,004
Personnel	29,683	17,675
Others	4,382	18,441
	258,865	273,186

32.6      Other operating costs and expenses

Consolidated	03.31.2016	03.31.2015
Financial offset for the use of w ater resources	52,545	44,577
Compensation	11,321	7,026
Taxes	11,065	10,477
Losses in the decommissioning and disposal of assets	10,614	21,867
Advertising and publicity	9,328	5,442
Leasing and rent (32.6.1)	8,917	8,141
Other net costs and expenses	27,530	19,678
	131,320	117,208

32.6.1     Leasing and rent

Consolidated	03.31.2016	03.31.2015
Real estate	7,140	7,125
Others	2,000	1,322
(-) PIS and Cofins credits	(223)	(306)
	8,917	8,141

33      Financial Results

	Parent company			Consolidated
				Restated
	03.31.2016	03.31.2015	03.31.2016	03.31.2015
Financial income
Arrears charges on energy bills	-	-	58,604	34,344
Interest and monetary variation of CRC transfer (Note 8.1)	57,468	51,993	57,468	51,993
Return on financial investments held for trading	616	204	41,945	22,511
Monetary variation over the Itaipu pow er purchase	-	-	17,305	-
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	16,903	45,329
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	9,026	43,567
Monetary variation and interest of accounts receivable
related to the concession compensation	-	-	-	7,976
Return on financial investments held for sale	5	4	3,099	4,562
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.3)	-	-	841	-
Other financial income	7,038	3,957	8,778	9,594
	65,127	56,158	213,969	219,876
( - ) Financial expenses
Debt charges	70,475	58,338	239,673	113,487
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 27.3)	-	-	35,735	22,152
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	1,648	14,879
Monetary variation over the Itaipu pow er purchase	-	-	10,533	-
Other monetary and exchange variations	3	1	9,765	7,838
Interest on R&D and EEP (Note 26.2)	-	-	9,602	7,146
PIS/Pasep/Cofins taxes on interest on capital	3,028	-	3,043	-
Other financial expenses	5	149	61,831	13,489
	73,511	58,488	371,830	178,991
Net	(8,384)	(2,330)	(157,861)	40,885

34      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the parent company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

34.1      Products and services from which reportable segments obtain their revenues

The Company’s reportable segments are identified by the executives in charge of each business area based on regulatory environments, strategic business units and different products and services. Segments are managed separately because each business and each business requires different technologies and strategies.

In the first quarter of 2016, all sales took place in Brazil and all non-current assets are located in Brazil.

In the first quarter of 2016, there was no one single customer identified as individually responsible for over 10% of total net revenues of the Company and its subsidiaries.

The Company evaluates the performance of each segment based on information derived from accounting records.

The operating segments’ accounting policies are the same as those described in the summary of significant accounting policies and inter-segment transactions are carried out on an ‘arm’s length’ basis, meaning at current market prices.

34.2      The Company’s reportable segments

Electricity generation and transmission (GET) - produces electricity from hydro, wind and thermal sources (GER), provides electrical power transport and transformation services, and is in charge of building, operating and maintaining substations and transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregated basis while their result is shown separately.

Electric power distribution and sale (DIS) - distributes and sells power and is responsible for operating and maintaining infrastructure and for providing related services;

Telecommunications (TEL) - provides telecommunications services and communications services in general;

Gas - operates the public service of distribution of piped natural gas; and

Holding (HOL) - manages equity in other companies

34.3      Assets by reportable segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
03.31.2016
TOTAL ASSETS	13,855,043	10,723,388	798,372	477,084	3,629,259	(299,204)	29,183,942
CURRENT ASSETS	1,528,775	3,939,224	184,905	92,707	748,958	(543,411)	5,951,158
Cash and cash equivalents	207,715	793,978	107,328	19,586	31,832	-	1,160,439
Bonds and securities	333,917	-	-	-	173	-	334,090
Collaterals and escrow accounts	-	1,687	-	145	132	-	1,964
Trade accounts receivable	653,390	2,369,796	35,610	64,140	-	(49,683)	3,073,253
Dividends receivable	32,324	-	-	-	483,491	(476,865)	38,950
CRC transferred to the State Government of Paraná	-	-	-	-	114,281	-	114,281
Sectorial financial assets	-	387,928	-	-	-	-	387,928
Accounts receivable related to the concession	88,265	-	-	-	-	-	88,265
Other receivables	144,340	203,445	5,104	2,032	12,604	(1,497)	366,028
Inventories	26,852	89,950	22,379	2,070	-	-	141,251
Income Tax and Social Contribution	3,331	652	10,587	3,218	64,733	-	82,521
Other noncurrent recoverable taxes	16,264	51,526	3,867	1,113	92	-	72,862
Prepaid expenses	22,377	20,780	30	403	-	-	43,590
Related parties	-	19,482	-	-	41,620	(15,366)	45,736
NON-CURRENT ASSETS	12,326,268	6,784,164	613,467	384,377	2,880,301	244,207	23,232,784
Long Term Assets	2,235,625	1,577,932	65,731	79,492	2,107,859	(168,781)	5,897,858
Bonds and securities	125,736	1,330	-	6,122	37,945	-	171,133
Collaterals and escrow accounts	-	81,706	-	-	-	-	81,706
Trade accounts receivable	1,423	39,068	35,104	-	-	-	75,595
CRC transferred to the State Government of Paraná	-	-	-	-	1,277,004	-	1,277,004
Judicial deposits	66,844	384,061	8,496	36,707	267,791	-	763,899
Sectorial financial assets	-	-	-	-	-	-	-
Accounts receivable related to the concession	1,522,709	438,101	-	14,878	-	-	1,975,688
Accounts receivable related to the concession compensation	219,556	-	-	-	-	-	219,556
Other receivables	15,438	21,024	-	-	-	-	36,462
Income Tax and Social Contribution	583	15,255	-	-	140,677	-	156,515
Other noncurrent recoverable taxes	67,736	41,933	6,171	-	14	-	115,854
Deferred income tax and social contribution	126,315	555,454	15,960	21,632	115,891	-	835,252
Prepaid expenses	21,475	-	-	153	-	-	21,628
Related parties	67,810	-	-	-	268,537	(168,781)	167,566
Investments	1,593,051	1,374	-	-	726,453	-	2,320,878
Property, plant and equipment	8,230,837	-	530,277	-	42,441	-	8,803,555
Intangible Assets	266,755	5,204,858	17,459	304,885	3,548	412,988	6,210,493

34.4      Liabilities by reportable segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
03.31.2016
TOTAL LIABILITIES	13,855,043	10,723,388	798,372	477,084	3,629,259	(299,204)	29,183,942
CURRENT LIABILITIES	2,134,618	2,583,216	52,737	130,638	492,635	(545,303)	4,848,541
Payroll, social charges and accruals	56,899	167,750	19,560	7,693	7,017	-	258,919
Related parties	14,394	-	-	-	974	(15,368)	-
Suppliers	606,132	873,088	12,781	88,980	6,264	(51,176)	1,536,069
Income Tax and Social Contribution	75,111	133,282	3,110	2,459	580	-	214,542
Other taxes due	79,538	149,144	3,692	6,636	844	-	239,854
Loans and financing	132,886	114,865	5,922	-	105,132	(1,894)	356,911
Debentures	408,307	559,409	5,010	18,928	56,525	-	1,048,179
Dividends payable	372,449	118,950	-	5,479	313,835	(476,865)	333,848
Post-employment benefits	10,866	30,615	1,662	-	184	-	43,327
Customer charges due	10,987	188,373	-	-	-	-	199,360
Research and Development and Energy Efficiency	51,555	107,403	-	-	-	-	158,958
Accounts Payable related to concession	269,319	-	-	-	-	-	269,319
Sectorial financial liabilities	-	42,662	-	-	-	-	42,662
Other accounts payable	46,175	97,675	1,000	463	1,280	-	146,593
NON-CURRENT LIABILITIES	4,809,602	2,575,646	237,492	43,109	2,333,183	(373,785)	9,625,247
Related parties	141,047	-	11,900	-	121,755	(274,702)	-
Suppliers	5,923	-	-	-	-	-	5,923
Tax liabilities	157,799	84,106	5,117	-	1,797	-	248,819
Deferred income tax and social contribution	-	-	-	-	-	-	-
Loans and financing	2,106,274	746,483	20,210	-	889,696	(99,076)	3,663,587
Debentures	1,056,433	499,902	165,108	32,789	996,884	-	2,751,116
Post-employment benefits	158,207	376,998	21,654	4,221	11,690	-	572,770
Research and Development and Energy Efficiency	71,920	185,069	-	-	-	-	256,989
Accounts Payable related to concession	487,804	-	-	-	-	-	487,804
Sectorial financial liabilities	-	36,795	-	-	-	-	36,795
Other accounts payable	16,540	-	-	5,409	9,486	(7)	31,428
Provisions for legal claims	607,655	646,293	13,503	690	301,875	-	1,570,016
EQUITY	6,910,823	5,564,526	508,143	303,337	803,441	619,884	14,710,154
Attributable to controlling shareholders	6,910,823	5,564,526	508,143	303,337	803,441	287,893	14,378,163
Attributed to non-controlling interest						331,991	331,991

34.5      Income statement by reportable segment

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Eliminations	Consolidated
03.31.2016	GER	TRA
NET OPERATING REVENUES	748,392	167,896	2,077,278	78,085	159,842	-	(157,855)	3,073,638
Supply of electric pow er - third-parties	139,756	-	1,439,558	-	-	-	-	1,579,314
Supply of electric pow er - betw een segments	-	-	1,162	-	-	-	(1,162)	-
Electricity sales to final customers - third-parties	525,359	-	156,647	-	-	-	-	682,006
Electricity sales to final customers - betw een segments	72,377	-	-	-	-	-	(72,377)	-
Use of the main distribution and transmission grid - third-parties	-	57,862	796,355	-	-	-	-	854,217
Use of the main distribution and transmission grid - betw een segments	-	19,429	4,229	-	-	-	(23,658)	-
Construction income	-	88,795	177,341	-	5,017	-	-	271,153
Telecommunications services - third-parties	-	-	-	62,497	-	-	-	62,497
Telecommunications services - betw een segments	-	-	-	7,312	-	-	(7,312)	-
Distribution of piped gas - third-parties	-	-	-	-	123,192	-	-	123,192
Distribution of piped gas - betw een segments	-	-	-	-	31,633	-	(31,633)	-
Sectorial financial assets and liabilities result	-	-	(527,202)	-	-	-	-	(527,202)
Other operating revenues - third-parties	2,374	-	26,631	(544)	-	-	-	28,461
Other operating revenues - betw een segments	8,526	1,810	2,557	8,820	-	-	(21,713)	-
OPERATING COSTS AND EXPENSES	(404,867)	(107,503)	(2,172,193)	(57,446)	(146,936)	(41,873)	158,595	(2,772,223)
Energy purchased for resale	(18,004)	-	(1,253,842)	-	-	-	71,975	(1,199,871)
Charges for use of the main transmission grid	(76,815)	-	(209,140)	-	-	-	21,274	(264,681)
Personnel and management	(43,974)	(19,012)	(169,769)	(20,792)	(7,895)	(13,689)	-	(275,131)
Pension and healthcare plans	(10,364)	(4,722)	(39,020)	(4,814)	(645)	(3,943)	-	(63,508)
Materials and supplies	(3,741)	(1,239)	(17,489)	(355)	(399)	(92)	-	(23,315)
Raw materials and supplies for generation	(42,127)	-	-	-	-	-	31,633	(10,494)
Natural gas and supplies for gas business	-	-	-	-	(114,651)	-	-	(114,651)
Third party services	(52,186)	(4,738)	(84,904)	(10,077)	(3,862)	(3,166)	28,643	(130,290)
Depreciation and amortization	(97,775)	(363)	(66,290)	(8,396)	(5,926)	(286)	-	(179,036)
Provision (reversal) for litigations	7,166	1,935	(76,515)	(4,891)	(13)	(11,394)	-	(83,712)
Other provisions and reversals	(1,877)	618	(35,588)	(345)	(157)	-	-	(37,349)
Construction cost	-	(76,507)	(177,341)	-	(5,017)	-	-	(258,865)
Other operating costs and expenses	(65,170)	(3,475)	(42,295)	(7,776)	(8,371)	(9,303)	5,070	(131,320)
EQUITY IN EARNINGS OF INVESTEES	-	22,358	-	-	-	25,535	1	47,894
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	343,525	82,751	(94,915)	20,639	12,906	(16,338)	741	349,309
Financial income	20,702	2,968	115,218	4,604	3,854	67,365	(742)	213,969
Financial expenses	(174,670)	(32,932)	(77,178)	(8,573)	(4,933)	(73,544)	-	(371,830)
OPERATING PROFIT	189,557	52,787	(56,875)	16,670	11,827	(22,517)	(1)	191,448
Income Tax and Social Contribution	(66,940)	(10,104)	17,728	(5,501)	(4,211)	13,669	-	(55,359)
NET INCOME	122,617	42,683	(39,147)	11,169	7,616	(8,848)	(1)	136,089

34.6      Additions to non-current assets by reportable segment

	GET
			DIS	TEL	GAS	HOL	Consolidated
03.31.2016	GER	TRA

Property, plant and equipment
Additions	192,911	-	-	25,958	-	33	218,902
Intangible Assets
Additions	-	1,677	181,534	327	5,387	261	189,186

35      Financial Instruments

35.1      Categories and determination of fair value of financial instruments

Consolidated				03.31.2016		12.31.2015
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	1,160,439	1,160,439	1,480,727	1,480,727
Derivative financial instruments (b)	6	1	2,752	2,752	2,565	2,565
Derivative financial instruments (b)	6	2	332,754	332,754	333,649	333,649
			1,495,945	1,495,945	1,816,941	1,816,941
Loans and receivables
Collaterals and escrow accounts STN (c)	22.1		81,706	48,733	86,137	51,414
Pledges and restricted deposits linked (a)			1,964	1,964	2,000	2,000
Trade accounts receivable (a)	7		3,148,848	3,148,848	3,107,889	3,107,889
CRC Transferred to the State Government of Paraná (d)	8		1,391,285	1,393,483	1,383,242	1,343,497
Sectorial financial assets (a)	9		387,928	387,928	1,045,662	1,045,662
Accounts receivable related to the concession (e)	10		1,055,815	1,055,815	943,473	943,473
Accounts receivable related to the concession -
bonus from the grant (f)			570,037	671,807	-	-
State of Paraná - Government Programs (a)	15.1		187,048	187,048	187,048	187,048
			6,824,631	6,895,626	6,755,451	6,680,983
Available for sale
Accounts receivable related to the concession (g)	10	3	438,101	438,101	424,140	424,140
Accounts receivable related to the concession compensation (h)	11	3	219,556	219,556	219,556	219,556
Derivative financial instruments (b)	6	1	2,814	2,814	2,728	2,728
Derivative financial instruments (b)	6	2	166,903	166,903	158,449	158,449
Other investments (i)	17	1	17,297	17,297	17,626	17,626
			844,671	844,671	822,499	822,499
Total financial assets			9,165,247	9,236,242	9,394,891	9,320,423

Financial liabilities
Other financial liabilities
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		187,747	167,786	193,739	171,119
Suppliers (a)	21		1,541,992	1,541,992	1,619,049	1,619,049
Loans and financing (c)	22		4,020,498	3,562,462	4,077,060	3,539,257
Debentures (j)	23		3,799,295	3,799,295	3,683,928	3,683,928
Post employment benefits (k)	24		616,097	616,097	594,660	594,660
Sectorial financial liabilities (a)	9		79,457	79,457	-	-
Payable related to concession (l)	27.1		549,711	666,286	535,665	651,403
Payable related to concession -
bonus from the grant (a)	27.2		207,412	207,412	-	-
			11,002,209	10,640,787	10,704,101	10,259,416
Total financial liabilities			11,002,209	10,640,787	10,704,101	10,259,416
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Fair value determination

a)     Equivalent to their book value based on their nature and period held

b)     Calculated from data provided by financial agents and market values of Brazilian government bonds.

c)     Taking the cost of capital from the Company’s most recent funding transaction - 117.00% of CDI rate - as basic assumption when discounting expected flows of payments.

d)     Using as assumption the comparison against long-term floating-rate National Treasury Notes (NTN-B), NTN-B Principal maturing on August 15, 2024, which pays around 6.11% p.a. plus IPCA.

e)     Criteria and assumptions are disclosed in Note 4.3.10 to the financial statements of December 31, 2015, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice No. 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed in Note 4.3.10 to the financial statements of December 31, 2015, distribution concession. Changes in the first quarter of 2016 are shown as follows:

Consolidated
Balance as of January 1, 2016	424,140
Transfer to intagible - Extension of Copel Distribuição s Concession	2,230
Capitalization of intangible assets in progress	3,132
Monetary variations	8,651
Loss on disposal	(52)
Balance as of March 31, 2016	438,101

h)     Transmission assets existing at May 31, 2000 and generation assets at fair value equivalent to book value, depending on the conclusion of the report to be appraised by ANEEL.

i)      Calculated from price quotations published on active markets or by applying the related percentage share of shareholders’ equity in cases of assets for which there is no active market.

j)      Calculated from the Unit Price quotation (PU) for March 31, 2016, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize of R$10,589.

k)     Criteria and assumptions disclosed in Note 4.9 to the financial statements of December 31, 2015.

l)      Using 7.74% p.a. as market benchmark.

35.2      Financial risk management

The Company’s Corporate Risk Management Committee is responsible for developing and monitoring risk management policies and using Audit Committee assistance and advisory services to ensure sound management of funds and protection and appreciation of its equity.

The Company’s business is exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of incurring losses arising from a customer or a financial instrument counterparty resulting from their failing to honor contractual obligations.

Consolidated
Exposure to credit risk	03.31.2016	12.31.2015
Cash and cash equivalents (a)	1,160,439	1,480,727
Derivative financial instruments (a)	505,223	497,391
Pledges and restricted deposits linked (a)	83,670	88,137
Trade accounts receivable (b)	3,148,848	3,107,889
CRC Transferred to the State Government of Paraná (c)	1,391,285	1,383,242
Sectorial financial assets (d)	387,928	1,045,662
Accounts receivable related to the concession (e)	2,063,953	1,367,613
Accounts receivable related to the concession compensation (f)	219,556	219,556
State of Paraná - Government Programs (g)	187,048	187,048
	9,147,950	9,377,265

a)     The Company manages credit risk for these assets based on its policy of investing almost all finds in federal government controlled banks. Exceptionally, due to legal and/or regulatory requirements, the Company invested finds in first-line private banks.

b)     Risk arising from the possibility of the Company incurring losses as a result of difficulty in receiving amounts billed to its customers. This risk relates to both internal and external factors. To reduce this risk, the Company manages receivables and detects customer segments in which default is more likely to then suspend electricity supplies and implement specific collection policies based on property or personal guarantees for debts of over R$200.

Doubtful accounts are adequately covered by provisioning for possible losses on their realization.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends. The State Government has been paying renegotiated installments as established in amendment 4.

d)     Management believes this credit risk is very low because the contracts signed assure an unconditional right to be reimbursed for any costs not recovered through tariff costs at the end of the concession period, to be paid in cash by the concession granting authority.

e)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession granting authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

f)      For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution No. 589/2013, which defines criteria for calculating New Replacement Value (VNR). On April 20, 2016, through MME Order No. 120, the Granting Authority defined the means of compensation to be regulated by Aneel. For these assets, Management believes credit risk is low since compensation rules have been defined and the Concession Granting Authority is currently analyzing the information it has provided.

For the amount relating to generation concession assets, Aneel published Normative Resolution No. 596/2013, which defines criteria for calculating New Replacement Value (VNR) for compensation purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets will show recoverability of the balances recognized at March 31, 2016.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna [brotherly light) program (Note 36.a).

35.2.2     Liquidity risk

The Company’s liquidity risk refers to the possibility of having insufficient funds available in cash or other financial assets to honor obligations on due dates.

The Company manages liquidity risk through methodologies, procedures and tools used to constantly control financial processes and ensure adequate risk management.

Investments are financed through medium- and long-term debt funded by financial institutions and capital markets.

Short-, medium- and long-term economic and financial projections are developed and submitted for appraisal by Management bodies. Corporate budgets for subsequent years are reviewed and approved annually.

Medium- and long-term economic and financial projections for monthly periods cover the next five years. The short-term projection is for daily periods covering the coming 90 days.

The Company constantly monitors funds to be paid or settled by controlling cash flow, thus reducing funding costs and rollover risk and ensuring compliance with financial investment policy while maintaining minimum levels of cash holdings.

The following table shows expected settlement amounts not discounted, for each interval of time. The projections were based on financial indicators for the corresponding financial instruments as forecast by the median market expectation as published by the Central Bank of Brazil’s the Focus report, which shows market analysts’ average expectation for these indicators for the current and subsequent years. From 2018 onward, the 2017 indicators have been repeated through to the end of the forecasting horizon, except for the dollar rate, which tracks inflation.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
03.31.2016
Loans and financing	Note 22	28,516	75,851	604,425	3,327,561	1,678,804	5,715,157
Debentures	Note 23	92,220	266,229	967,086	3,389,894	205,496	4,920,925
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,973	9,948	46,766	291,313	2,104,230	2,457,230
Eletrobrás - Itaipu	Dollar	-	197,300	902,379	5,381,095	3,896,644	10,377,418
Other suppliers	-	1,022,999	293,500	203,209	22,284	-	1,541,992
Purchase obligations	IGP-M and IPCA	-	1,303,293	3,581,421	21,134,810	114,193,011	140,212,535
Ordinary financing of taxes
w ith the federal tax authorities	Selic	3,877	7,868	37,264	175,842	-	224,851
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,190,682	2,230,182	6,685,420	35,432,144	126,762,521	172,300,949
12.31.2015
Loans and financing	Note 22	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures	Note 23	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobrás - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
w ith the federal tax authorities	Selic	3,764	7,641	36,228	191,659	-	239,292
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,270,215	1,911,145	7,059,320	36,389,100	126,254,599	172,884,379
(a) Effective interest rate - w eighted average.

As disclosed in Notes No. 22.5 and 23.3, the Company and its subsidiaries have loans, financing and debentures containing covenants that may require payment in advance for these obligations.

35.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of financial instrument will fluctuate due to changing market prices, such as currency exchange rates, interest rates and stock prices. The purpose of managing this risk is to control exposures, within acceptable parameters, while optimizing returns.

a)    Currency risk - US dollar

This risk arises from the possibility of losses due to fluctuating exchange rates that may reduce the value of assets denominated in foreign currency or add to liabilities.

The Company’s foreign currency debt is not material and there is no exposure to foreign-currency derivatives. The Company monitors exchange rates.

Exchange-rate variation effects arising from the Eletrobras electricity purchasing agreement (Itaipu) are passed on as part of Copel Distribuição’s subsequent tariff review.

Currency risk related to purchases of gas arise from the possibility of Compagás calculating its losses resulting from fluctuating exchange rates thus increasing the amount in Brazilian reais of accounts payable for gas purchased from Petrobras. This risk is mitigated by monitoring prices and passing on variations to customers via tariff rates whenever possible. Compagás is constantly monitoring these fluctuating exchange rates.

Currency risk sensitivity analysis

The Company developed sensitivity analysis in order to measure the impact of US dollar depreciation on its loans and financing exposed to these risks.

The baseline scenario takes balances in the respective accounts at March 31, 2016; the probable scenario assumes a variation in the EOY exchange rate (R$/US$3.72) based on the median market expectation for 2016 reported in the Central Bank’s Focus report of April 29, 2016. The adverse and remote scenarios assumed levels of deterioration to be 25% and 50% respectively comparing the financial instrument’s key risk factor against the level used for the probable scenario.

		Baseline	Projected scenarios - Dec. 2016
Foreign exchange risk	Risk	03.31.2016	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	81,706	3,699	(17,653)	(39,004)
		81,706	3,699	(17,653)	(39,004)
Financial liabilities
Loans and financing
STN	USD appreciation	(100,970)	(4,571)	(30,956)	(57,341)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(196,833)	(8,910)	(60,346)	(111,781)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(80,914)	(3,663)	(24,807)	(45,951)
		(378,717)	(17,144)	(116,109)	(215,073)

In addition to the sensitivity analysis required by CVM Instruction No. 475/2008, the Company evaluates its financial instruments by taking into account possible effects on its results and shareholders’ equity arising from risks assessed by management on financial statements as per CPC 40 and IFRS 7 recommendations. Based on asset position and notional value of financial instruments outstanding at March 31, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column in the table shown above, since the assumptions made by the Company are similar.

b)    Interest rate and monetary variation risk

The Company’s risk of incurring losses due to fluctuating interest rates or other indices that decrease financial income or increase financial expenses related to assets or liabilities funded in the market.

The Company has no derivative trades to hedge this risk, but it has been continually monitoring interest rates and market indicators in order to assess any need for derivatives.

Interest rate and monetary variation risk - sensitivity analysis

The Company has developed sensitivity analysis in order to measure the impact of interest rate and monetary variations on financial assets and liabilities exposed to these risks.

The baseline scenario takes balances existing in the corresponding accounts at March 31, 2016 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows:

•         Financial Investments, Securities, Pledge and Restricted Deposits: 13.77% projected CDI/Selic rate based on yields on LTNs maturing January 1, 2017 as announced by Bovespa on March 31, 2016;

•         CRC transfer to the Government of the State of Parana, Sectorial financial assets, Accounts receivable related to concession, Accounts receivable related to concession compensation and Financial liabilities: CDI/Selic - 13.25%, IPCA - 6.94% IGP DI - 7.12% IGP-M - 7.35% and TJLP - 7.50% forecasts from median market expectations for 2016 published in the Central Bank’s Focus report on April 29, 2016.

The adverse and remote scenarios assumed 25% and 50% deterioration respectively for the financial instrument’s risk factor compared to the level assumed for the probable scenario.

		Baseline	Projected scenarios - Dec. 2016
Interest rate risk and monetary variation	Risk	03.31.2016	Probable	Adverse	Remote

Financial assets
Bonds and securities	Low CDI/SELIC	505,223	51,898	39,083	26,170
Collaterals and escrow accounts	Low CDI/SELIC	1,964	202	151	102
CRC transferred to the State Government of Paraná	Low IGP-DI	1,391,285	73,652	55,357	36,984
Sectorial financial assets	Low Selic	387,928	37,945	28,568	19,120
Accounts receivable related to the concession	Low IPCA	2,063,953	106,523	80,058	53,485
Accounts receivable related to the concession compensation	Undefined (a)	219,556	-	-	-
State of Paraná - Government Programs	No risk	187,048	-	-	-
		4,756,957	270,220	203,217	135,861
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,492,513)	(145,988)	(181,802)	(217,363)
Eletrobrás - Finel	High IGP-M	(8,423)	(93)	(116)	(139)
Eletrobrás - RGR	No risk (b)	(60,688)	-	-	-
Caixa Econômica Federal	No risk (b)	(5,386)	-	-	-
Finep	High TJLP	(26,132)	(1,457)	(1,817)	(2,175)
BNDES	High TJLP	(1,673,599)	(93,284)	(116,347)	(139,312)
Promissory notes	High CDI	(516,823)	(50,552)	(62,954)	(75,268)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(135,964)	(7,578)	(9,452)	(11,318)
Debentures	High CDI	(3,577,460)	(349,925)	(435,769)	(521,005)
Debentures - CTE	High IPCA	(170,118)	(8,780)	(10,952)	(13,116)
Debentures - Compagás	High TJLP	(51,717)	(2,883)	(3,595)	(4,305)
Sectorial financial liabilities	High Selic	(79,457)	(7,772)	(9,679)	(11,572)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(187,747)	(18,364)	(22,869)	(27,343)
.		(7,986,027)	(686,676)	(855,352)	(1,022,916)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

In addition to the sensitivity analysis required by CVM Instruction No. 475/08, the Company assesses its financial instruments considering the possible effects on income and shareholders’ equity against the risks assessed by management on financial statements dates, as per CPC 40 and IFRS 7 recommendations. Based on its equity position and notional value of financial instruments outstanding at March 31, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column projected in the table shown above, since the Company uses similar assumptions.

35.2.4     Electricity shortage risk

Risk of electricity shortage due to unfavorable weather such as low rainfall, since Brazil´s energy matrix is based on hydro sources.

Prolonged droughts affect volume of water stored in hydroelectric dam reservoirs thus increasing the risk of electricity shortages.

Over the last few years, Brazil’s major river basins and reservoirs in the Southeast, Midwest and Northeast regions have been affected by adverse weather; therefore the entities responsible for the sector have taken measures to optimize hydro resources to ensure that loads are fully covered.

However, at this point in time, these basins have shown clear signs of regaining reservoir levels, especially the Southeast and Midwest, due to the positive evolution of rainfall in the 2015/2016 rain season (as of December 2015).

This scenario has prompted the Electricity Sector Monitoring Committee (CMSE) to note balance between demand and supply and ensure short-term risk indices remain within the safety margin. The same position is adopted by the ONS for the medium-term shortage risk as shown in the Energy Operation Plan 2015-2019 - PEN 2015.

Although reservoir levels are not ideal from the regulators’ point of view, when combined with other variables, they are sufficient to ensure shortage risk remains within the safety margin set by the National Energy Policy Council (CNPE) (5% maximum risk) for the year 2016 across all subsystems.

35.2.5     Risk of concessions not being extended

Over a 5-year horizon through 2020, Copel Geração e Transmissão will have to decide for or against extending its TTP Figueira, HPP Governador Bento Munhoz da Rocha Netto (Foz do Areia) and HPP São Jorge generation concessions due to end March 26, 2017, September 17, 2018 and December 3, 2019, respectively. These hydroelectric plants represent a Physical Guarantee for 587.8 mean MW.

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9.074/1995 is governed by Law No. 12.783/2013, which states that extension depends on express acceptance of conditions such as: i) revenues determined as per criteria set by Aneel; ii) altering in tariff price remuneration calculated by Aneel for each plant; iii) allocation of physical guarantee quotas and plant power for distribution utility concessionaires and licensees; iv) submission to service quality standards set by Aneel; and, v) agreeing to compensation determined for concession related assets.

Hydroelectric generation, transmission and distribution concession periods may be extended once, at the granting authority’s discretion, for a period of up to 30 years. However, the extension period for thermoelectric generation has been limited to 20 years.

Under current regulatory requirements, concessionaires must apply to extend their concession period 60 months before their ending or concession granting date for hydroelectric plants, generation, transmission and distribution and 24 months for thermoelectric generating plants.

The regulator also state that if a concessionaire wishes to extend its concession period, the Granting Authority may bring forward the effects of extension up to 60 months before the end date or act of granting and may determine the initial tariff rate or revenue.

Based on forthcoming analyses aiming to preserve its levels of profitability, the Company will proceed to decide whether to extend its concessions or not in view of the conditions imposed by the Granting Authority.

If extension is not brought expected or forward, the Granting Authority will hold auctions or competitions to award concessions for up to 30 years, to be adjudicated to bidder offering the lowest tariff and highest bonus payment.

In 2012, Copel Geração e Transmissão extended Transmission Concession Agreement No. 060/2001 so its principal transmission concession period will end on December 3, 2042.

Recently, in accordance with the amendment to Copel Distribuição’s concession agreement No. 46/1999, the concession period was extended, subject to quality and efficiency parameters for its distribution services as measured by indicators for outage duration and frequency (DECi and FECi) and efficient economic and financial management.

The concession period for HPP Governador Parigot de Souza with 260 MW capacity was also extended through 2046.

35.2.6     Gas shortage risk

Risk arising from any period of shortage of natural gas supplies required for gas distribution and thermoelectric generation.

A prolonged period of gas shortage could lead to losses by reducing revenues for the Compagás and UEG Araucária subsidiaries.

35.3      Capital management

The Company strives to ensure a solid capital base to maintain investor, creditor and market confidence as well as the future development of its business. It pursues balance between the highest possible returns with appropriate borrowing levels and the advantages and assurances provided by a healthy capital position, thus maximizing returns for all stakeholders in its operations and optimizing its debt and equity levels.

The Company monitors capital using an index based on consolidated numbers for adjusted net debt divided by adjusted EBITDA for the last twelve months. The corporate target set in its strategic plan is to hold this index below 3.5 on an annual basis, while any expectation of failing to meet this target will prompt administration to take steps to correct its course by the end of each reporting period.

35.3.1     Equity indebtedness

		Parent company		Consolidated
Indebtedness	03.31.2016	12.31.2015	03.31.2016	12.31.2015
Loans and financing	994,828	1,031,200	4,020,498	4,077,060
Debentures	1,053,409	1,016,087	3,799,295	3,683,928
(-) Cash and cash equivalents	23,218	25,653	1,160,439	1,480,727
(-) Derivative financial instruments	173	168	334,090	406,274
Net debt	2,024,846	2,021,466	6,325,264	5,873,987
Equity	14,378,163	14,245,728	14,710,154	14,584,478
Equity indebtedness	0.14	0.14	0.43	0.40

36      Related Party Transactions

Consolidated		Assets		Liabilities		Income (loss)
Related parties / Nature of operation	03.31.2016	12.31.2015	03.31.2016	12.31.2015	03.31.2016	03.31.2015
Controlling shareholder
State of Paraná
Dividends payable	-	-	96,691	96,691	-	-
CRC Transfer (Note 8)	1,391,285	1,383,242	-	-	57,468	51,993
"Luz Fraterna" Program (a)	192,072	181,348	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,266	14,266	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	19,482	19,482	-	-	-	-
Remuneration and employ social security charges assigned (b)	340	407	-	-	-	-
Telecommunication services (c)	47,915	42,634	-	-	8,586	6,814
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 22)	-	-	1,673,599	1,701,758	(37,923)	(25,977)
Debentures - Compagás (Note 23)	-	-	51,717	56,219	(1,042)	(522)
Dividends payable	-	-	70,722	70,722	-	-
Joint ventures
Dominó Holdings - dividends	9,067	9,067	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.3)	26,254	25,237	-	-	918	413
Costa Oeste Transmissora de Energia
Operating and maintenance services (e)	139	-	-	-	275	152
Basic and connecting netw ork (f) (g)	-	-	24	24	(869)	(396)
Dividends	1,783	1,783	-	-	-	-
Marumbi Transmissora de Energia
Basic netw ork (g)	-	-	15	9	(99)	-
Engineering services (h)	582	-	-	-	1,512	-
Dividends	3,101	3,101	-	-	-	-
Caiuá Transmissora de Energia
Basic and connecting netw ork (f) (g)	-	-	154	154	(3,683)	(2,369)
Dividends	2,157	2,634	-	-	-	-
Integração Maranhense Transmissora
Basic netw ork (g)	-	-	-	-	(212)	(357)
Dividends	3,636	4,476	-	-	-	-
Transmissora Sul Brasileria de Energia - Basic netw ork (g)	-	-	-	-	(409)	(284)
Matrinchã Transmissora de Energia
Basic netw ork (g)	-	-	36	55	(320)	-
Dividends	8,115	8,115	-	-	-	-
Guaraciaba Transmissora de Energia - dividends	3,930	3,930	-	-	-	-
Cantareira Transmissora de Energia - dividends	389	389	-	-	-	-
Associates
Dona Francisca Energética S. A. (i)	-	-	1,304	1,304	(4,216)	(18,990)
Foz do Chopim Energética Ltda. (j)	278	-	-	-	567	465
Sercomtel S. A. Telecomunicações
Post sharing (k)	520	236	-	-	745	754
Telecommunication leases and services (c)	1,096	-	-	-	1,748	1,206
Companhia de Saneamento do Paraná
Treated w ater, sew age collection and treatment	67	-	1	3	(337)	(282)
Use of w ater from Represa do Alagado	-	-	-	-	-	99
Telecommunications services (c)	735	492	-	-	730	692
Dividends	6,202	6,202	-	-	-	-
Key management staff
Fees and social security charges (Note 32.2)	-	-	-	-	(4,854)	(4,115)
Pension and healthcare plans (Note 24)	-	-	-	-	(247)	(208)
Other related parties
Fundação Copel
Administrative property rental	-	-	396	688	(3,555)	(3,923)
Pension and healthcare plans (Note 24)	-	-	616,097	594,660	-	-
Leasing and telecomunications services (m)	45	44	-	-	74	72
Lactec (l)	44,598	39,421	347	938	(3,789)	(1,919)

a)     The Luz Fraterna [brotherly light] program introduced and amended by state laws No. 491/2003 and No. 17,639/2013 enables the state of Paraná to pay electricity bills for the state’s (duly registered) low-income families or households provided their monthly consumption does not exceed 120 kWh. The benefit is valid for monophase residential connections, monophasic and biphasic rural connections and biphasic rural connections with circuit breakers rated 50 amps or less. Beneficiaries must not have other utility bills in their name or outstanding debt owed Copel Distribuição. At March 31, 2016, the amount of R$153,300 (R$153,300 at December 31, 2015) is recognized in the parent company’s Related Parties account as per Note 15.1.1.

b)     Reimbursement for remuneration and social charges for employees seconded to Paraná State Government. Balances shown are net of provisioning doubtful accounts in the amount of R$1,092 at March 31, 2016 (R$1,040 at December 31, 2015).

c)     Telecommunications services provided and equipment and infrastructure leases agreed with Copel Telecomunicações.

d)     BNDES is the controlling shareholder of BNDES Participações S.A. (BNDESPAR), which holds 23.96% of Copel’s share capital (26.41% of common shares and 21.27% of “B” preferred shares).

e)     Operation and maintenance contract expiring December 26, 2018 - parties Costa Oeste Transmissora and Copel Geração e Transmissão.

f)      Copel Distribuição holds Transmission System Connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - due to expire on termination of their distributor or transmitter concession agreement, whichever is first.

g)     Copel Distribuição holds a Transmission System Usage contract (Cust) with the ONS and the electricity transmission concessionaires for the purpose of ongoing use of the “Amount of Use of Transmission System“  (MUST) regulated by ANEEL Resolution No. 399/2010. These amounts are determined in advance for 4-year periods and reviewed annually.

h)     Engineering services contract between Copel Geração e Transmissão and two companies, Marumbi Transmissora de Energia and Caiuá Transmissora de Energia.

i)      Electricity purchase and sale contract agreed between Dona Francisca Energética and Copel Geração e Transmissão expiring March 31, 2025.

j)      Contracts between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão for operating and maintenance services expiring May 23, 2019 and for transmission system connection expiring January 1, 2043.

k)     Post sharing agreement between Sercomtel S.A. Telecomunicações and Copel Distribuição expiring December 28, 2018.

l)      Copel is a member of the Institute of Technology for Development (LACTEC), an officially recognized “civil society organization of public interest” (OSCIP), which provide research and development services under contracts with Copel Geração e Transmissão and Copel Distribuição, subject to Aneel’s previous or subsequent control and approval.

The asset balance refer to R&D and PEE recognized under current assets in the Services in progress account, where they should remain until the project has been concluded, as determined by Aneel.

Copel Distribuição’s proceeds from operating activities with related parties are billed at tariff rates ratified by Aneel.

36.1      Sureties and guarantees provided for related parties

Sureties and guarantees provided by Copel and São Bento when issuing financing, debentures and for insurance for subsidiaries as reported in Notes 22, 23 and 37.

Sureties and guarantees offered by Copel and Copel Geração e Transmissão when issuing financing, debentures and insurance for joint ventures are shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	03.31.2016%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	82,647	49.0	40,497
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	32,700	51.0	16,677
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	06.20.2016	400,000	417,078	49.0	204,368
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	136,610	49.0	66,939
(5)	Mata de Santa Genebra	Debentures	09.12.2014	09.30.2016	469,000	476,091	50.1	238,522
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	647,847	49.0	317,445
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	238,868	20.0	47,774
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	99,698	20.0	19,940
(9)	Paranaíba Transmissora	Debentures	10.21.2015	10.15.2030	606,241	584,481	24.5	143,198
(10) Marumbi Transmissora		Financing	10.06.2014	07.15.2029	55,037	51,253	80.0	41,002
(11) Voltalia São Miguel do Gostoso Part. S. A. (a)		Debentures	01.15.2016	12.15.2028	57,000	57,144	49.0	28,001
(12) Usina de Energia Eólica Carnaúba S. A. (a)		Financing	08.24.2015	11.15.2031	74,000	64,150	49.0	31,434
(13) Usina de Energia Eólica Reduto S. A. (a)		Financing	08.24.2015	11.15.2031	70,000	64,150	49.0	31,434
(14) Usina de Energia Eólica Santo Cristo S. A. (a)		Financing	08.24.2015	11.15.2031	74,000	61,143	49.0	29,960
(15) Usina de Energia Eólica São João S. A. (a)		Financing	08.24.2015	11.15.2031	68,000	61,143	49.0	29,960
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S. A.

Financial institution (fund provider):

BNDES: (1) (2) (4) (6) (7) (10) (12) (13) (14) (15)

Allocation:

Investment Program and/or Working capital.

Endorsement/Security:

Provided by Copel Geração e Transmissão: (1) (4)

Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)

Securities offered for the transaction:

Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (4) (6); 51% (2); 20% (7) (8); 80% (10)

Performance bond	Final	Amount	%endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	06.30.2016	90,000	49.0	44,100
Guaraciaba Transmissora	07.30.2016	47,000	49.0	23,030
Paranaíba Transmissora	06.29.2016	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
Consórcio Empreendedor Baixo Iguaçu	11.23.2016	54,546	30.0	16,364

37      Insurance

Types of risk and principal insurance coverage periods are specified as follows:

Consolidated	Final	Amount
Policy	maturity	Insured
Multi-risk - Compagás	04.26.2016	470
Nominated risks - Elejor	05.14.2016	813
Participation guarantee - Aneel	05.17.2016	5,806
Performance bond - Aneel	07.01.2016	2,890
Life insurance - Compagás	08.01.2016	36 x employee salary
Performance bond - National Department of Infrastructure and Transport - DNIT	08.15.2016	2
Nominated Risks	08.24.2016	2,067,793
Fire - Company-ow ned and rented facilities	08.24.2016	535,667
Domestic and international transport - export and import	08.24.2016	policy for registration
Miscellaneous risks	08.24.2016	1,079
Performance bond - Ministry of Justice - Superintendence for highw ay police	08.31.2016	14
Civil liability - Compagás	10.30.2016	4,200
Participation guarantee - Aneel	11.11.2016	1,309
Participation guarantee - Aneel	11.11.2016	437
General civil responsibility - Telecommunication	11.12.2016	2,000
Payment guarantee - Brisa Potiguar	11.16.2016	2,182
Vehicles - Compagás	11.16.2016	market value
Payment guarantee - São Bento	11.16.2016	627
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2016	799,290
Operational risks - UEG Araucária (a)	11.30.2016	1,408,487
Multi-risk - Compagás	12.18.2016	21,750
Operational risks - Brisa Potiguar	12.28.2016	672,516
Civil liability - Brisa Potiguar	12.28.2016	20,000
Operational risks - São Bento	12.28.2016	449,928
Civil liability - São Bento	12.28.2016	20,000
Performance bond - CREA - PARANA	12.31.2016	24
Participation guarantee - Aneel	01.01.2017	4,084
Airplane insurance	01.30.2017	98,765
Participation guarantee - Aneel	02.04.2017	646
Multi-risk - Elejor	03.11.2017	197,800
D&O Insurance	03.28.2017	88,973
Performance bond - Aneel	05.01.2017	44,319
Performance bond - Aneel	07.31.2017	12,500
Performance bond - Aneel	11.30.2017	2,450
Legal guarantee - Office of the General Counsel to the National Treasury	03.01.2018	20,089
Legal guarantee - Municipality of Cascavel	03.07.2018	91
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Performance bond - Aneel	06.02.2018	6,750
Performance bond - Aneel	10.31.2018	37,751
Participation guarantee - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - CREA - PARANA	11.24.2018	19
Performance w arranty - Ponta Grossa State University	12.31.2018	22
Performance bond - Aneel	01.31.2020	26,609
Performance bond - Aneel	11.29.2021	58,060
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, with the current rate R$ 3.5589, as of 03.31.2016.
(b) The guarantee insurance listed above have Copel as a guarantor, w ithin the limits of their participation in each project.

38      Subsequent Events

38.1      Ministry of Mines and Energy Order No. 120

On April 20, 2016, the Ministry of Mines and Energy published Order No. 120 determining that amounts for non-depreciated assets existing at May 31, 2000 (RBSE) shall comprise the Regulatory Remuneration Base for electricity transmission concessionaires as of the 2017 tariff review process. Order No. 120 addresses issues related to updating, remunerating and taxing the amounts involved, which are subject to ANEEL regulations. The Company notes that Aneel has not approved the valuation report for these assets and is analyzing the accounting effects of Order No. 120. No effects of this measure have been recognized in the March 31, 2016 quarterly financial statements.

COMMENTS ON PERFORMANCE

for the period ended March 31, 2016

in thousands of Reais, except where otherwise stated

1            Distribution Lines

Compact-Design Distribution Lines – Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of threes surrounding distribution grids.  This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed as of the end of March 2016 was 8,130 km (against 6,921 in March 2015), up by 1,218 year-over-year, a variation of 17.6%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of March 2016 was 15,174 km (against 12,810 in March 2015), up by 2,364 year-over-year, a variation of 18.5%.

2            Power Market

Market behavior – Power generation by Copel Geração e Transmissão totaled 7,695 GWh in the first quarter of 2016 (against 7,351 GWh in the same period in 2015). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 3,438 GWh (against 4,505 GWh in the same period in 2015), while the volume purchased from Itaipu was 1,482 GWh (against 1,466 GWh in the same period in 2015), as described below:

Energy Sale – The table below describes Copel’s total energy sales, broken down by Copel Distribuição, Copel Geração e Transmissão and wind farms:

Segment			GWh
	Jan - Mar 2016	Jan - Mar 2015	Var.
Copel Distribuição
Captive Market	6,016	6,288	-4.3%
Residential	1,781	1,897	-6.1%
Industrial	1,607	1,652	-2.7%
Commercial	1,417	1,498	-5.4%
Rural	614	651	-5.7%
Other	597	590	1.2%
Concessionaries and Licensees	162	170	-4.7%
CCEE (MCP) (a)	354	-	-
Total Copel Distribuição	6,532	6,458	1.1%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	41	60	-31.7%
CCEAR (other concessionaries) (b)	832	1,183	-29.7%
Free Customers	880	978	-10.0%
Bilateral Agreements	2,031	1,694	19.9%
CCEE (MCP)	309	1,524	-79.7%
Total Copel Geração e Transmissão	4,093	5,439	-24.7%

Wind Farms Complex
CCEAR (other concessionaries) (b)	208	133	56.4%
CER (c)	89	-	-
Total Wind Farms Complex	297	133	123.3%
Total	10,922	12,030	-9.2%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Power Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição – Copel Distribuição’s electricity sales to the captive market totaled 6,016 GWh in the first quarter of 2016, down by 4.3% against the same period in 2015.

The residential segment consumed 1,781 GWh from January through March 2016, down by 6.1%, reflecting the adverse economic scenario, tariff adjustments that led to the rational use of electricity by this segment, and the lower temperatures recorded earlier this year compared to those recorded in the first quarter of 2015. At the end of March 2016, this segment accounted for 29.6% of the captive market, totaling 3,549,987 residential consumers.

Consumption by the industrial segment decreased by 2.7% by March 2016, down to 1,607 GWh due to the migration of captive clients to the free market and the retraction by 11.2% in industrial production in the State of Paraná (until February 2016), particularly in the machines and equipment, electricity materials, and automotive vehicles sectors.  In March 2016, this segment totaled 87,461 consumers and accounted for 26.7% of the captive market.

The commercial segment consumed 1,417 GWh in the first quarter of 2016, or a reduction by 5.4% against the same period in 2015, particularly due to a 9.3% retraction in retail sales in the State (until February 2016), reflecting the worsening of the economic crisis.   By the end of March, this segment accounted for 23.6% of the captive market, totaling 377,880 consumers.

The rural segment recorded a retraction of 5.7% in consumption compared to the first quarter of 2015, totaling 614 GWh, reflecting the negative economic scenario.  By the end of March 2016, this segment accounted for 10.2% of Copel’s captive market, totaling 366,365 consumers.

Consumption from other segments (public bodies, public lighting, public services and won consumption) totaled 597 GWh, up by 1.2% compared to the same period in 2015. Jointly, these segments accounted for 9.9% of the captive market, totaling 57,023 consumers at the end of March 2016.

Number of consumers – The number of end users (captive of Copel Distribution and free consumers of Copel Geração e Transmissão) billed in March 2016 was 4,438,740, up by 2.0% against the same month in 2015.

Segment	Mar 2016	Mar 2015	Var.
Residential	3,549,987	3,462,231	2.5%
Industrial	87,461	91,026	-3.9%
Commercial	377,880	371,123	1.8%
Rural	366,365	372,203	-1.6%
Other	57,023	56,553	0.8%
Total Captive Market	4,438,716	4,353,136	2.0%
Free Customers - Copel Geração e Transmissão	24	27	-11.1%
Total	4,438,740	4,353,163	2.0%

3            Management

Headcount

Employees	Mar 2016	Mar 2015
Copel and subsidiaries
Copel	70	327
Copel Geração e Transmissão	1,671	1,559
Copel Distribuição	6,177	6,089
Copel Telecomunicações	618	596
Copel Participações	3	11
Copel Renováveis	46	28
	8,585	8,610
Affiliated Company
Compagás	163	159
Elejor	7	7
UEG Araucária	16	12
	186	178

4            Market Relations

From January to March 2016, Copel’s common (ON – ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in all trading sessions of the São Paulo Stock Exchange (BM&FBOVESPA).

The shares outstanding totaled 44.96% of the Company’s stock.  At the end of March 2016, Copel’s market value was R$6,555,159, based on quotations of all markets.

Out of the 66 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.346%, with a 0.9917 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index – IEE was 6.625%.

COPEL PNB’s share in BM&FBOVESPA’s Corporate Sustainability Index (ISE) was 1.041%.

On the BM&FBOVESPA, ON shares closed the period traded at R$18,44, while PNB shares closed at R$28.65, with positive variations of 15.25% and 17.90% respectively.  In the same period, the IBOVESPA index recorded a positive variation of 15.47%.

On the New York Stock Exchange (NYSE), PNB shares were traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 97% of the trading sessions, closing the period at US$7.92, with positive variation of 34.92%. Also in this period, the Dow Jones Index recorded a positive variation of 1.49%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 92% of trading sessions, closing the period at €7.28, with a positive variation of 33.33%. In the same period, the Latibex All Shares index recorded a positive variation of 23.51%.

The table below is a summary of Copel’s share trading in the first quarter of 2016:

	ON		PNB
Stock Performance (Jan - Mar/16)	Total	Daily average	Total	Daily average
Bovespa
Number of Trades	8,078	135	257,967	4,299
Volume Traded	2,830,700	47,178	45,553,900	759,232
Trading Value (R$ thousand)	45,410	757	1,083,313	18,055
Presence in Trading Sessions	60	100%	60	100%
Nyse
Volume Traded	265,726	5,654	26,582,403	435,777
Trading Value (US$ thousand)	1,007	21	167,955	2,753
Presence in Trading Sessions	47	75%	61	97%
Latibex
Volume Traded	-	-	143,990	2,526
Trading Value (¬ thousand)	-	-	750	13
Presence in Trading Sessions	-	-	57	92%

5            Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Mar 16	Mar 2015	Var.
Residential	492.27	416.57	18.2%
Industrial (b)	419.54	350.31	19.8%
Commercial	463.25	392.48	18.0%
Rural	316.83	262.79	20.6%
Other	357.98	321.88	11.2%
	433.82	367.54	18.0%
(a) Without ICMS. Does not consider tariff flags.
(b) Free customers not included.

Power purchase tariffs

Tariff Supply - R$/MWh	Mar 2016	Mar 2015	Var.
Itaipu (a)	195.84	284.46	-31.2%
Leilão 2007 - 2014	-	-	-
Leilão 2008 - 2015	-	132.78	-100.0%
Leilão 2010 - H30	194.04	178.89	8.5%
Leilão 2010 - T15 (b)	205.46	189.41	8.5%
Leilão2011 - H30	199.22	183.66	8.5%
Leilão 2011 - T15 (b)	226.55	208.85	8.5%
Leilão 2012 - T15 (b)	203.23	187.36	8.5%
Leilão 2016 - T20 (b)	140.75	-	-
Leilão CCEAR 2014 - 2019 (c)	164.28	343.27	-52.1%
Leilão CCEAR 2014 - 2019 (d)	292.94	270.81	8.2%
Leilão 2014 - 12M	-	-	-
Leilão 2014 - 18M	-	175.79	-
Leilão 2014 - 36M	176.64	159.60	10.7%
Bilaterais	210.32	203.12	3.5%
Angra	202.96	164.88	23.1%
CCGF (e)	56.60	29.23	93.6%
Santo Antonio	123.48	113.83	8.5%
Jirau	108.61	100.12	8.5%
Other auctions (f)	205.83	268.58	-23.4%
Tariff Average Supply	157.71	202.95	-22.3%

(a) Furnas transport charge not included.

(b) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

(c) Energy Agreements. (d) Capacity Agreements.

(e) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

(f) Products average price.

Energy supply tariffs

Tariff Weighted Average Supply - R$/MWh	Mar 2016	Mar 2015	Var.
Leilão - CCEAR 2007-2014	-	-	-
Leilão - CCEAR 2008-2015	-	131.83	-
Leilão - CCEAR 2009-2016	163.88	150.53	8.9%
Leilão - CCEAR 2011-2040	187.22	171.86	8.9%
Leilão - CCEAR 2013-2042	205.16	188.75	8.7%
Leilão - CCEAR 2014	-	-	-
Leilão - CCEAR 2015 - 2045	142.44	130.86	8.8%
Concession holders in the State of Paraná	282.51	199.44	41.7%

6            Economic and Financial Results

Revenues (Note 31)

Until March 2016, net operating revenues was R$3,073,638, or 27.5% down against R$4,237,102 recorded until March 2015.

This variation was mainly explained by:

a)     a 47.3% reduction % in Revenues from Supply due to lower revenues from sales of power generated by TPP Araucária and lower PLD amounts in the first quarter of 2016 compared to the same period in 2015;

b)    Offset by an 18.9% increase in Revenues from Electricity Distribution, mainly due to the adjustment of tariffs in June 2015 and tariff increase by the RTE, effective as from March 2015, offset by a retraction by 4.3% in the captive market;

c)     31.3% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the BEL Fibra product; and

d)    43.5% increase in Revenues from the Availability of the Power Grid, mainly due to the average adjustment of 15.32% as from June 24, 2015.

Operating Costs and expenses (Note 32)

At the end of March 2016, operating costs and expenses totaled R$2,772,223, down by 23.2% compared to R$3,607,811 recorded in the same period of 2015. The main highlights were as follows:

a)     33.0% decrease in electricity purchased for resale, especially given the reduction in power purchased from CCEE, and lower PLD in the first quarter of 2016 against the same period in 2015;

b)    25.8% increase in Charges on the use of the power grid, mainly due to higher costs with charges on the use of the system, which absorbed additional costs from the activation of thermal plants dispatched in the period - which used to be covered by PLD - and the increase in the tariff on use of the transmission system;

c)     12.9% increase year over year in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2015;

d)    67.3% reduction in natural gas and inputs used in gas operations, due to the decrease in energy dispatch from TPP Araucária; and

e)     45.2% decrease in Provisions and Reversals, particularly given the reversal of provisions regarding expropriation and possessory lawsuits, and the lower value of the provision for doubtful debts.

Financial Result (Note 33)

The decrease by R$198,746 in financial results was mainly due to:

a)      2.7% decrease in financial revenues, largely due to lower amounts from currency variation regarding accounts receivable in connection to the concession; and

b)      107.7% increase in financial expenses, mainly due to the increase in debt charges, as a result of the increase in the indices used for adjusting the contracts (TJLP, DI), and the inflow of funds in the period.

Ebitda

Ebitda is as follows:

Consolidated	03.31.2016	12.31.2015
Net income for the year	136,089	469,991
Deferred IRPJ and CSLL	(297,792)	(62,013)
Provision for IRPJ and CSLL	353,151	308,560
Financial expenses (income), net	157,861	(40,885)
Ebit	349,309	675,653
Depreciation and amortization	179,036	159,271
Ebitda	528,345	834,924
Net operating revenues - ROL	3,073,638	4,237,102
Ebitda Margin% (Ebitda ÷ ROL)	17.2%	19.7%

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Fernando Xavier Ferreira
Executive Secretary	Luiz Fernando Leone Vianna
Members	CARLOS HOMERO GIACOMINI MAURICIO BORGES LEMOS Henrique Amarante Costa Pinto José Richa Filho Mauro Ricardo Machado Costa Marlos Gaio Hélio Marques da Silva
AUDIT COMMITTEE
Chairman	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO Mauro Ricardo Machado Costa
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Permanent Members	George Hermann Rodolfo Tormin Nelson Leal Junior Massao Fabio Oya João Carlos Flor Junior
Alternates	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO AURÉLIO BELARMINO BARBOSA Vinícius Flor
EXECUTIVE BOARD
CEO	Luiz Fernando Leone Vianna
Enterprise Management Officer	GILBERTO MENDES FERNANDES
Finance and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Business Development Officer	jonel nazareno iurk
Institutional Relations Officer	Cristiano Hotz
Assistant Officer	PAULO CESAR KRAUSS
ACCOUNTANT
CRC-PR-041655/O-6	NANCY ATENALIA ALVES

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

Deloitte Touche Tohmatsu Rua Pasteur, 463 5º andar – Batel 80250-080 - Curitiba – PR Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

INTRODUCTION

We have reviewed the individual and consolidated interim financial statements of Companhia Paranaense de Energia (“Company”), respectively identified as Parent Company and Consolidated, included in the Quarterly Information Form - ITR for the quarter ended March 31, 2016, which comprise the balance sheet as of March 31, 2016 and the related income statements, statements of comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the accompanying notes.

The Company’s management is responsible for the preparation of these individual and consolidated interim financial statements according to Technical Pronouncement CPC 21 (R1) - Interim Statements, and to IAS 34 – Interim Financial Reporting international standard issued by the International Accounting Standards Board (IASB), as well as for the presentation of said statements in compliance with the rulres issued by the Comissão de Valores Mobiliários [Brazilian Securities Commission] and applicable to the preparation of the Quarterly Information – ITR. Our responsibility is to express an opinion on the interim financial statements based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily to the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially more restricted in scope than an audit conducted in accordance with auditing standards and, consequently, we were not able to assure that we were aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that leads us to believe that the individual and consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added (DVA), prepared under management’s responsibility, for the three–month period ended March 31, 2016, whose disclosure in the interim financial statements is required in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of the Quarterly Information - ITR and considered as supplementary information by IFRS, according to which presentation thereof is not required. These statements were submitted to the same review procedures previously described and based on our review, we are not aware of any fact that leads us to believe that they were not consistent, in all material respects, with the interim financial statements taken as a whole.

Audit and review of amounts for the previous accounting period

The Quarterly Information – ITR mentioned in the first paragraph includes financial information relating to income, comprehensive income, changes in shareholders’ equity, cash flows and value added for the three-month period ended March 31, 2015, obtained from the Quarterly Information (ITR) for that quarter, and to the balance sheets as of December 31, 2015, obtained from the financial statements as of December 31, 2015, presented for the purposes of comparison. The review of the Quarterly Information (ITR) for the quarter ended March 31, 2015, and the examination of the financial statements for the year ended December 31, 2015, were carried out under the responsibility of other independent auditors, who issued unqualified review and audit reports dated May 14, 2015 and March 15, 2016, respectively.

Curitiba, May 11, 2016

DELOITTE TOUCHE TOHMATSU	Fernando de Souza Leite
Auditores Independentes	Accountant
CRC nº 2 SP-011.609/O-8 F-PR	CRC n.º 1 PR-050.422/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 3, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.